FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Paseo Ahumada 251
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE AND SUBSIDIARIES

Index

I.	Interim Condensed Consolidated Statements of Financial Position
II.	Interim Condensed Consolidated Statements of Comprehensive Income for the Period
III.	Interim Condensed Consolidated Statements of Other Comprehensive Income for the Period
IV.	Interim Condensed Consolidated Statements of Changes in Equity
V.	Interim Condensed Consolidated Statements of Cash Flows
VI.	Notes to the Interim Condensed Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The Unidad de Fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
MXN	=	Mexican pesos
HKD	=	Hong Kong dollars
PEN	=	Peruvian nuevo sol
CHF	=	Swiss franc

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Norms of the Chilean Superintendency of Banks
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended March 31, 2014 and December 31, 2013

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	March 2014	December 2013
		MCh$	MCh$
ASSETS
Cash and due from banks	7	794,834	873,308
Transactions in the course of collection	7	404,457	374,471
Financial assets held-for-trading	8	489,216	393,134
Cash collateral on securities borrowed and reverse repurchase agreements	9	37,863	82,422
Derivative instruments	10	516,919	374,688
Loans and advances to banks	11	1,557,200	1,062,056
Loans to customers, net	12	20,456,023	20,389,033
Financial assets available-for-sale	13	1,156,370	1,673,704
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	16,811	16,670
Intangible assets	15	28,400	29,671
Property and equipment	16	197,727	197,578
Current tax assets	17	2,809	3,202
Deferred tax assets	17	149,961	145,904
Other assets	18	321,460	318,029
TOTAL ASSETS		26,130,050	25,933,870
LIABILITIES
Current accounts and other demand deposits	19	6,596,559	5,984,332
Transactions in the course of payment	7	212,751	126,343
Cash collateral on securities lent and repurchase agreements	9	370,735	256,766
Savings accounts and time deposits	20	9,973,468	10,402,725
Derivative instruments	10	570,886	445,132
Borrowings from financial institutions	21	593,258	989,465
Debt issued	22	4,746,683	4,366,960
Other financial obligations	23	198,014	210,926
Current tax liabilities	17	4,932	10,333
Deferred tax liabilities	17	38,701	36,569
Provisions	24	296,808	551,898
Other liabilities	25	235,006	268,105
TOTAL LIABILITIES		23,837,801	23,649,554

EQUITY	27
Attributable to Bank’s Owners:
Capital		1,944,920	1,849,351
Reserves		263,549	213,636
Other comprehensive income		1,532	15,928
Retained earnings:
Retained earnings from previous periods		16,379	16,379
Income for the period		150,750	513,602
Less:
Provision for minimum dividends		(84,883)	(324,582)
Subtotal		2,292,247	2,284,314
Non-controlling interests		2	2

TOTAL EQUITY		2,292,249	2,284,316
TOTAL LIABILITIES AND EQUITY		26,130,050	25,933,870

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE PERIOD

For the three-month ended March 31, 2014 and 2013

 (Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

A.                                    CONSOLIDATED STATEMENT OF INCOME

	Notes	March 2014	March 2013
		MCh$	MCh$

Interest revenue	28	507,366	397,542
Interest expense	28	(205,893)	(153,082)
Net interest income		301,473	244,460

Income from fees and commissions	29	95,403	94,356
Expenses from fees and commissions	29	(29,119)	(22,766)
Net fees and commission income		66,284	71,590

Net financial operating income	30	11,895	4,870
Foreign exchange transactions, net	31	22,578	9,960
Other operating income	36	5,723	7,892
Total operating revenues		407,953	338,772

Provisions for loan losses	32	(76,354)	(49,843)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		331,599	288,929

Personnel expenses	33	(82,276)	(77,932)
Administrative expenses	34	(63,231)	(59,299)
Depreciation and amortization	35	(6,505)	(7,201)
Impairment	35	(203)	(5)
Other operating expenses	37	(7,765)	(4,773)

TOTAL OPERATING EXPENSES		(159,980)	(149,210)

NET OPERATING INCOME		171,619	139,719

Income attributable to associates	14	207	608
Income before income tax		171,826	140,327

Income tax	17	(21,075)	(18,857)

NET INCOME FOR THE PERIOD		150,751	121,470

Attributable to:
Bank’s Owners		150,750	121,470
Non-controlling interests		1	—

Net income per share attributable to Bank’s Owners:		$	$
Basic net income per share	27	1.62	1.33
Diluted net income per share	27	1.62	1.33

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE PERIOD

For the three-month ended March 31, 2014 and 2013

 (Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	March 2014	March 2013
		MCh$	MCh$
NET INCOME FOR THE YEAR		150,751	121,470

Other comprehensive income that will be reclassified subsequently to profit or loss

Net unrealized gains (losses):
Net change in unrealized gains (losses) on available for sale instruments	13	2,339	7,751
Gains and losses on derivatives held as cash flow hedges	10	(20,383)	(542)
Cumulative translation adjustment		39	(12)
Subtotal Other comprehensive income before income taxes		(18,005)	7,197

Income tax		3,609	(1,442)

Total other comprehensive income items that will be reclassified subsequently to profit or loss		(14,396)	5,755

Other comprehensive income that will not be reclassified subsequently to profit or loss

Loss in defined benefit plans		—	—

Subtotal other comprehensive income before income taxes		—	—

Income taxes		—	—

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		—	—

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		136,355	127,225

Attributable to:
Equity holders of the parent		136,354	127,225
Non-controlling interest		1	—

Comprehensive net income per share from continued operations attributable to equity holders of the parent:		$	$
Basic net income per share		1.46	1.39
Diluted net income per share		1.46	1.39

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-month ended March 31, 2014 and 2013

(Translation of financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available- for- sale	Derivatives cash flow hedge	Cumulative translation adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2012		1,629,078	30,496	145,318	17,995	1,034	(94)	16,379	467,610	(300,759)	2,007,057	2	2,007,059
Capitalization of retained earnings	27	86,202	—	—	—	—	—	—	(86,202)	—	—	—	—
Income distribution		—	1,760	—	—	—	—	—	(1,760)	—	—	—	—
Retention (released) earnings	27	—	—	36,193	—	—	—	—	(36,193)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(343,455)	300,759	(42,696)	(1)	(42,697)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	(12)	—	—	—	(12)	—	(12)
Cash flow hedge adjustment, net		—	—	—	—	(433)	—	—	—	—	(433)	—	(433)
Valuation adjustment on available-for-sale instruments, net		—	—	—	6,200	—	—	—	—	—	6,200	—	6,200
Subscribed and paid shares		134,153	—	—	—	—	—	—	—	—	134,153	—	134,153
Income for the period 2013		—	—	—	—	—	—	—	121,470	—	121,470	—	121,470
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(80,658)	(80,658)	—	(80,658)
Balances as of March 31, 2013		1,849,433	32,256	181,511	24,195	601	(106)	16,379	121,470	(80,658)	2,145,081	1	2,145,082
Defined benefit plans adjustment		—	(133)	—	—	—	—	—	—	—	(133)	—	(133)
Equity adjustment associates		—	2	—	—	—	—	—	—	—	2	—	2
Dividends distributions and paid		—	—	—	—	—	—	—	—	—	—	1	1
Other comprehensive income:
Cumulative translation adjustment		—	—	—	—	—	83	—	—	—	83	—	83
Cash flow hedge adjustment, net		—	—	—	—	(14,022)	—	—	—	—	(14,022)	—	(14,022)
Valuation adjustment on available-for-sale instruments, net		—	—	—	5,177	—	—	—	—	—	5,177	—	5,177
Shares issue costs		(82)	—	—	—	—	—	—	—	—	(82)	—	(82)
Income for the period 2013		—	—	—	—	—	—	—	392,132	—	392,132	—	392,132
Provision for minimum dividends		—	—	—	—	—	—	—	—	(243,924)	(243,924)	—	(243,924)
Balances as of December 31, 2013		1,849,351	32,125	181,511	29,372	(13,421)	(23)	16,379	513,602	(324,582)	2,284,314	2	2,284,316
Capitalization of retained earnings	27	95,569	—	—	—	—	—	—	(95,569)	—	—	—	—
Retention (released) earnings	27	—	—	49,913	—	—	—	—	(49,913)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(368,120)	324,582	(43,538)	(1)	(43,539)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	39	—	—	—	39	—	39
Cash flow hedge adjustment, net		—	—	—	—	(16,306)	—	—	—	—	(16,306)	—	(16,306)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	1,871	—	—	—	—	—	1,871	—	1,871
Income for the period 2014		—	—	—	—	—	—	—	150,750	—	150,750	1	150,751
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(84,883)	(84,883)	—	(84,883)
Balances as of March 31, 2014		1,944,920	32,125	231,424	31,243	(29,727)	16	16,379	150,750	(84,883)	2,292,247	2	2,292,249

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month ended March 31, 2014 and 2013

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		March	March
	Notes	2014	2013
		MCh$	MCh$
OPERATING ACTIVITIES:
Net income for the period		150,751	121,470
Items that do not represent cash flows:
Depreciation and amortization	35	6,505	7,201
Impairment of intangible assets and property and equipment	35	203	5
Provision for loan losses	32	84,446	57,140
Provision of contingent loans	32	1,831	1,561
Fair value adjustment of financial assets held-for-trading		84	(346)
Income attributable to investments in other companies	14	(207)	(608)
Income from sales of assets received in lieu of payment	36	(856)	(1,777)
Net gain on sales of property and equipment		(37)	(160)
(Increase) decrease in other assets and liabilities		(88,796)	(80,504)
Charge-offs of assets received in lieu of payment	37	333	388
Other charges (credits) to income that do not represent cash flows		381	(237)
(Gain) loss from foreign exchange transactions of other assets and other liabilities		(154,459)	11,400
Net changes in interest and fee accruals		19,441	24,562
Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		(494,939)	376,721
(Increase) decrease in loans to customers		(73,988)	(484,889)
(Increase) decrease in financial assets held-for-trading, net		(122,348)	(118,379)
(Increase) decrease in deferred taxes, net	17	(2,393)	5,102
(Increase) decrease in current account and other demand deposits		611,675	(15,796)
(Increase) decrease in payables from repurchase agreements and security lending		124,615	109,187
(Increase) decrease in savings accounts and time deposits		(428,102)	196,836
Proceeds from sale of assets received in lieu of payment		1,450	1,885
Total cash flows from operating activities		(364,410)	210,762
INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		415,789	(150,906)
Purchases of property and equipment	16	(4,587)	(3,358)
Proceeds from sales of property and equipment		40	416
Purchases of intangible assets	15	(821)	(1,040)
Investments in other companies	14	—	—
Dividends received from investments in other companies	14	—	—
Total cash flows from investing activities		410,421	(154,888)
FINANCING ACTIVITIES:
Proceeds of mortgage finance bonds		—	—
Repayment of mortgage finance bonds		(4,219)	(5,785)
Proceeds from bond issuances	22	555,108	374,323
Redemption of bond issuances		(124,865)	(188,958)
Proceeds from subscription and payment of shares		—	134,153
Dividends paid	27	(368,120)	(343,455)
(Increase) decrease in borrowings from financial institutions		(97,911)	(85,528)
(Increase) decrease in other financial obligations		(11,170)	(10,708)
(Increase) decrease in borrowings from Central Bank of Chile		—	—
Borrowings from Central Bank of Chile (long-term)		7	—
Payment of borrowings from Central Bank of Chile (long-term)		(8)	(3)
Long-term foreign borrowings		110,627	252,109
Payment of long-term foreign borrowings		(408,355)	(90,468)
Proceeds from other long-term borrowings		6,373	53
Payment of other long-term borrowings		(8,491)	(1,248)
Total cash flows from financing activities		(351,024)	34,485
TOTAL NET POSITIVE CASH FLOWS FOR THE PERIOD		(305.013)	90,359
Net effect of exchange rate changes on cash and cash equivalents		15,375	(5,935)
Cash and cash equivalents at beginning of year		1,538,618	1,236,324
Cash and cash equivalents at end of period	7	1,248,980	1,320,748

	2014	2013
	MCh$	MCh$
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest received	434,806	396,318
Interest paid	(113,892)	(127,296)

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

1.                   Corporate information:

Banco de Chile is authorized to operate like a commercial bank since September 17, 1996, in conformity with the Article 25 of Law No. 19,396.  Banco de Chile, resulting from the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, was formed on October 28, 1893 in the city of Santiago, in the presence of the Notary Eduardo Reyes Lavalle.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF” or “Superintendency”), Since 2001, - when the bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (ADR) program, which is also registered at the London Stock Exchange — Banco de Chile additionally follows the regulations published by the United States Securities and Exchange Commission (“SEC”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and retail.  Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal address is Paseo Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Interim Condensed Consolidated Financial Statements of Banco de Chile, for the period ended March 31, 2014 were approved for issuance in accordance with the directors on April 24, 2014.

2.                   Legal provisions, basis of preparation and other information:

(a)                                 Legal provisions:

The General Banking Law in its Article No.15 authorizes the Chilean Superintendency of Banks (SBIF) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards (“Compendium”), and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants, that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (IASB). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal provisions, basis of preparation and other information, continued:

(b)                        Basis of preparation:

(b.1)            These Interim Condensed Consolidated Financial Statements are presented according to Chapter C-2 of the Compendium of Accounting Standards, issued by the Superintendency of Banks and Financial Institutions (SBIF).

(b.2)            The following table details the entities in which the Bank has controlling interest and that are therefore consolidated in these financial statements:

				Interest Owned
				Direct		Indirect		Total
				March	December	March	December	March	December
			Functional	2014	2013	2014	2013	2014	2013
Rut	Subsidiaries	Country	Currency	%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited	Hong Kong	US$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.03	0.03	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal provisions, basis of preparation and other information, continued:

(c)          Use of estimates and judgment:

Preparing financial statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts.  Details on the use of estimates and judgment and their effect on the amounts recognized in the Interim Condensed Consolidated Financial Statement are included in the following notes:

1.                           Goodwill valuation (Note No. 15);

2.                           Useful lives of property and equipment and intangible assets (Notes No. 15 and No. 16);

3.                           Income taxes and deferred taxes (Note No. 17);

4.                           Provisions (Note No. 24);

5.                           Contingencies and Commitments (Note No. 26);

6.                           Provision for loan losses (Note No. 11, No. 12 and No. 32);

7.                           Impairment of other financial assets (Note No. 35);

8.                           Fair value of financial assets and liabilities (Note No. 39);

9.                           Counterparty value adjustment (Note No. 10).

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

During the period ended March 31, 2014 there have been no significant changes to estimates made during period 2013.

(d)         Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Due to the nature of its business, the Bank and its subsidiaries’ activities do not have a cyclical or seasonal character. Accordingly, no specific details have been included on the notes to this Interim Condensed Consolidated Financial Statements with the information regarding the period of three-month ended March 31, 2014.

(e)          Relative Importance:

When determining the information to present on the different items from the financial statements or other subjects, the Bank has considered the relative importance in relation to the Interim Condensed Consolidated financial statements of the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal provisions, basis of preparation and other information, continued:

(f)       Reclassifications:

During the period of three-month ended as of March 31, 2013, the expense that, by their nature is directly related with credit cards was reclassified from “Other operational expenses” to “Expenses from fees and commissions”, in order to relate them better with the revenues from that product.  The effect of this reclassification is the following:

	Balance as of March 31, 2013	Reclassification	Reclassified Balance as of March 31, 2013
	MCh$	MCh$	MCh$

Expenses from fees and commissions	(17,388)	(5,378)	(22,766)
Other operational expenses	(10,151)	5,378	(4,773)

This reclassification does not affect any comply of covenants.

During the period ended as of March 31, 2014 there are not other significant reclassifications, different to described above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                   New Accounting Pronouncements:

3.1                                         Accounting rules issued by IASB

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB), which are no effective as of March 31, 2014:

3.1                                         Accounting rules issued by IASB:

IFRS 9 Financial Instruments: Financial liabilities

In October, 2010, the IASB published the requirements for classifying and measuring financial liabilities were added to IFRS 9.  Most of the added requirements were carried forward unchanged from IAS 39.  However, the requirements related to the fair value option for financial liabilities were changed to address the issue of own credit risk in response to consistent feedback from users of financial statements and others that the effects of changes in a liability’s credit risk ought not to affect profit or loss unless the liability is held for trading.

IFRS 9 Financial Instruments: Recognition and Measurement

In November 2009, the IASB issued IFRS 9, “Financial Instruments,” the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”.  IFRS 9 introduces new requirements for classifying and measuring financial assets that are in the scope of the application of IAS 39.  This new regulation requires that all financial assets be classified in function of the entity’s business model for the management of financial assets and of the characteristics of the contractual cash flows of financial assets.  A financial asset shall be measured at amortized cost if two criteria are fulfilled: (a) the objective of the business model is to maintain a financial asset to receive contractual cash flows, and (b) contractual cash flows represent principal and interest payments.  Should a financial asset not comply with the aforementioned conditions, it will be measured at fair value.  In addition, this standard allows a financial asset that fulfills the criteria to be valued at amortized cost to be designated at fair value with changes in income under the fair value option, as long as this significantly reduces or eliminates an accounting asymmetry.  Likewise, IFRS 9 eliminates the requirement of separating embedded derivatives from the host financial assets.  Therefore, it requires that a hybrid contract be classified entirely in amortized cost or fair value.

IFRS 9 requires, mandatory and prospective way, that the entity makes reclassifications of financial assets when the entity modifies the business model.

Under IFRS 9, all equity investments of are measured at fair value. However, the Management has the option of present the changes of fair value in the item “Other Comprehensive Income” in equity. This accounting treatment is available for the initial recognition of an instruments and it is irrevocable. The unrealized income (loss) recognized in “Other Comprehensive Income”, derived from the changes of fair value, and must be not included in income statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 9 Financial Instruments: Recognition and Measurement, continued

In November 2013, the IASB issued amendments to IFRS 9 for introduce a new model of hedge accounting, which align hedge accounting and risk management.  In that amendment is deleted January 1, 2015 as effective date of application, the new effective date is in process of definition by the IASB.

Banco de Chile and its subsidiaries are assessing the possible impact of adoption of these changes on the consolidated financial statements, however, that impact will depend on the assets maintained by the institution as of the adoption date.  It is not practicable to quantify the effect on the issuance of these consolidated financial statements.  To date, this standard has not been approved by the Superintendency of Banks, event that is required for their application.

IAS 19 Employee benefits

On November 2013, IASB modified requirements of IAS 19 respect to employee contributions or third parties contributions, which are related to defined benefit plans.

Adoption date of this modification is beginning July 1, 2014, and anticipated adoption is permitted.

The Bank has not employee contributions related to defined benefit plans, so this amendment has not impacts over consolidated financial statements of Banco de Chiles and its subsidiaries.

Annual improvements IFRS 2010 — 2012 Cycle and 2011 — 2013 Cycle

On December 12, 2013, IASB issued two cycles of annual improvements to IFRS: 2010 — 2012 and 2011 — 2013 Cycles, these contain 11 changes in 9 rules:

2010-2012 Cycle

IFRS 2 — Share based payments; Definition relating to vesting conditions. Not applicable

This rule was amended to change definitions of “vesting conditions” and “market condition” and add definition for “performance condition” and “service condition” which were previously included within the definition of “vesting condition”. The amendment is applicable since July 1, 2014.

IFRS 3 — Business combination; Accounting for contingent consideration in a business combination. Without impact.

This amendment clarifies that contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date. The amendment is applicable since July, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

Annual improvements IFRS 2010 — 2012 Cycle and 2011 — 2013 Cycle, continued

2010-2012 Cycle, continued

IFRS 8 — Operating Segments. The Bank and its subsidiaries are assessing the impact of adoption of these changes in its financial position.

The amendment requires an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have “similar economic characteristics”. The amendment is applicable since July, 2014.

IAS 16 — Property, plant and equipment. Not applicable

The amendment clarifies that gross carrying amount and depreciation are adjusted for to make consistent with revaluation, when an entity uses revaluation model. The amendment is applicable since July, 2014.

IAS 24 — Related party disclosures; Key management personnel. Not applicable

The amendment clarifies that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity.

IAS 38 — Intangible assets; Revaluation method proportionate restatement of accumulated depreciation. Not applicable

The amendment requirements clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount, when an entity uses revaluation model. The amendment is applicable since July, 2014.

2011-2013 Cycle

IFRS 1 — First time adoption. Not applicable

The amendment clarifies that a first-time adopters is allowed, but not required, to apply a new IFRS that is not yet mandatory if that IFRS permits early application.  If an entity chooses to early apply a new IFRS, it must apply that new IFRS retrospectively throughout all periods presented unless IFRS 1 provides and exemption or an exception that permits or requires otherwise.

IFRS 3 — Business combination. Not applicable

The amendment clarifies that IFRS 3 does not apply to the accounting for the formation of all types of joint arrangements in the financial statements of the joint arrangements itself. The amendment is applicable since July, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

Annual improvements IFRS 2010 — 2012 Cycle and 2011 — 2013 Cycle, continued

2011-2013 Cycle, continued

IFRS 13 — Fair Value Measurement. The Bank and its subsidiaries are assessing the impact of adoption of these changes in its financial position.

The scope of the portfolio exeption for measuring the fair value of a group of financial assets and financial liabilities on a net basis was amended to clarify that it includes all contracts that are within the scope of, and accounted for in accordance with IAS 39 or IFRS 9, even if those contracts do not meet the definition of financial assets or financial liabilities within IAS 32. The amendment is applicable since July, 2014.

IAS 40 — Investment Properties

IAS 40 was amended to clarify that this standard and IFRS 3 — Business Combinations are not mutually exclusive and application of both standards may be required.  Consequently, an entity acquiring investment property must determine whether, the property meets the definition of investment property in IAS 40 and, the transactions meet the definition of business combination under IFRS 3. The amendment is applicable since July, 2014.

IFRS 14 — Regulatory Deferral Accounts. The Bank and its subsidiaries are assessing the impact of adoption of these changes in its financial position.

On January 31, 2014 IASB issued IFRS 14, which specifies the financial reporting requirements for “regulatory deferral account balances” that arise when an entity provides good or services to customers at a price or rate that is subject to rate regulation. This rule is effective since January 1, 2016.  Its early application is permitted.

3.2                                         Accounting rules issued by SBIF:

On February 17, 2014 SBIF issued a Circular No. 3,565, which introduces changes to the instructions related to monthly information sent to the Superintendency. Changes have as objective inform in separate way the investment in entities controlled abroad and requires information of credit and its overdue maintained for the subsidiaries controlled.

3.3                                         Rules issued by the Superintendency of Securities and Insurance (“Superintendencia de Valores y Seguros” (SVS))

On January 13, 2014 SVS issued a Circular No. 2,137, which regulates financial statements that insurance brokers (not individuals) must be sent to SVS.  This rule establishes the presentation of financial statements under IFRS since January 1, 2015 and establishes accounting criteria related to income recognition for concept of commissions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

4.                   Changes in Accounting Policies and Disclosures:

On December 1, 2013, new rules are beginning in application.  These are about return of premiums not accrued for the insurance contracts, according to established by law No. 20,667 of 9th. of May of 2013 and Circular No. 2,114 issued by the SVS on July 26, 2013.  The legal change requires returns of premiums collected in advance but not accrued, due to the early termination or extinction of an insurance contract.  The premium to return it will be calculated in proportion of the remaining time.

During the period ended as of March 31, 2014, the Bank and its subsidiary Banchile Corredores de Seguros have established provisions for the concept of commission’s refunds to the insurance companies for the policies (paid in advance) commercialized since December 1, 2013.  This estimation is based in the history of the prepayments and disclaimers of its products portfolio that originate the commissions.  This estimation corresponds to a change in accounting estimates and its effect is recognised in income under item of “Income from fees and commissions”.  The effect of the change was a charge to income of MCh$2,340.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                   Relevant Events:

(a)              On January 9, 2014 LQ Inversiones Financieras S.A. (“LQIF”) informed Banco de Chile that LQIF will carry out a process to offer for sale or transfer up to 6,900,000,000 shares of Banco de Chile (a secondary offering). In addition, LQIF has requested that Banco de Chile perform all the actions related to the execution of this kind of transaction in the local and international markets.

Furthermore, the letter indicates that, if consummated, this transaction will reduce LQIF’s share of outstanding voting rights from 58.4% to 51%, so that the control status of LQIF with respect to Banco de Chile will not be altered.

With regard to the above, on this date the Board of Directors of Banco de Chile has agreed to LQIF’s request and the conditions under which Banco de Chile will participate in the appropriate filings with foreign regulators, the entering into of contracts and other documents required by law and consistent with securities market practice in the United States of America and other international markets, and in the performing of such other steps and actions as are necessary for the consummation of this transaction in the local and international markets and that are related to the commercial and financial condition of Banco de Chile.

(b)              On January 14, 2014, in relation to the relevant event dated January 9, 2014, it is informed that Banco de Chile has filed with the Securities and Exchange Commission of the United States of America (SEC), Supplemental Preliminary a prospectus which contains financial and business information of the Bank.

Also, it has been registered the agreed contract text called Underwriting Agreement that will be subscribed by LQ Inversiones Financieras S.A. (LQIF), as a seller of securities, Banco de Chile as issuer, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Banco BTG Pactual S.A. - Cayman Branch, as underwriters.

Additionally, LQIF and Banco de Chile have agreed the terms and general conditions under which the Bank will participate in this process.

(c)               On January 29, 2014, LQ Inversiones Financieras S.A. informed as a relevant event that was placed of 6,700,000,000 shares of Banco de Chile, in the local market and the United States of America, by American Depositary Receipts Program, at a price of $ 67 per share, declaring successful offer for sale. Additionally, it informed that the 6,700,000,000 shares of Banco de Chile offered for sale will be placed in stock exchange at price stated on January 29, 2014.

(d)              On January 29, 2014, Bank is informed that in relation to the secondary offering shares of Banco de Chile that is performing with LQ Inversiones Financieras S.A., in this date Banco de Chile as issuer, LQ Investments SA, as seller of the securities, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., and Banco BTG Pactual SA - Cayman Branch as underwriters, have been subscribed a contract called Underwriting Agreement, according to relevant event dated January 14, 2014.

Also, later than January 30, 2014, Banco de Chile will proceed to register in Securities and Exchange Commission of the United States of America (SEC), Final Prospectus Supplement, which contains financial and commercial information of the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

45.                               Relevants events, continued

(e)          On January 31, 2014, it was informed that in the Ordinary Meeting No. BCH 2,790 held on January 30th, 2014, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on March 27th, 2014, with the objective of proposing, among other matters, the distribution of the Dividend number 202 of $3.48356970828 per each of the 93,175,043,991 “Banco de Chile” shares, which will be payable at the expense of the distributable net income obtained during the fiscal year ending on December 31st, 2013, corresponding to the 70% of such income.

Likewise, the Board of Directors resolved to call an Extraordinary Shareholders Meeting to be held on the same date in order to propose, among other things, the capitalization of the 30% of the distributable net income of the Bank obtained during the fiscal year ending on December 31st, 2013, through the issuance of fully paid-in shares, of no par value, with a value of $64.56 per “Banco de Chile “share, which will be distributed among the shareholders in the proportion of 0.02312513083 shares for each “Banco de Chile” share and to adopt the necessary agreements subject to the exercise of the options established in article 31 of Law 19,396.

(f)           On March 27, 2014 was informed as essential information that in the Ordinary Shareholders’ Meeting of this institution, which took place on March 27, 2014, the Board of Directors was completely renew, due to the end of the legal and statutory three years term established for the Board of Directors that has ceased in its functions.

After the corresponding voting at the aforesaid meeting, the following persons were appointed as Directors for a new three years term:

Directors:	Francisco Aristeguieta Silva
	Jorge Awad Mehech	(Independent)
Juan José Bruchou
Jorge Ergas Heymann
	Jaime Estévez Valencia	(Independent)
Pablo Granifo Lavín
Andrónico Luksic Craig
Jean Paul Luksic Fontbona
Gonzalo Menéndez Duque
Francisco Pérez Mackenna
Juan Enrique Pino Visinteiner

First Alternate Director:	Rodrigo Manubens Moltedo
Second Alternate Director:	Thomas Fürst Freiwirth	(Independent)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

45.                               Relevants events, continued

Moreover, at the ordinary Board of Directors meeting No BCH 2,793 held on March 27, 2014, it was agreed to make the following appointments and designations:

President:	Pablo Granifo Lavín
Vice-President:	Andrónico Luksic Craig
Vice-President:	Francisco Aristeguieta Silva

Advisers to the Board:	Hernán Büchi Buc
Francisco Garcés Garrido
Jacob Ergas Ergas

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                   Segment Reporting:

For management purposes, the Bank has organized its operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:                                                 This segment focuses on individuals and small and medium-sized companies with annual sales up to 70,000UF, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed 70,000UF, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury and money market operations:

This segment includes revenue associated with managing the Bank’s balance sheet (currencies, maturities and interest rates) and liquidity, including financial instrument and currency trading on behalf of the Bank itself, and lesser extent in the item “Interest revenue”

Transactions on behalf of customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:                  Corresponds to companies and corporations controlled by the Bank, where income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

• Banchile Trade Services Limited
• Banchile Administradora General de Fondos S.A.
• Banchile Asesoría Financiera S.A.
• Banchile Corredores de Seguros Ltda.
• Banchile Corredores de Bolsa S.A.
• Banchile Securitizadora S.A.
• Socofin S.A.
• Promarket S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies.  The accounting policies used to prepare the Bank’s operating segment information are similar as those described in “Summary of Significant Accounting Principles”.  The Bank obtains the majority of its income from: interest, revaluations and fees, discounted the credit cost and expenses. Management is mainly based on these concepts in its evaluation of segment performance and decision-making regarding goals, allocation of resources for each unit individually.  Although the results of the segments reconcile with those of the Bank at total level, it is not thus necessarily concerning the different concepts, since the management is measured and controls in individual form and applying the following criteria:

•                                The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, stemming from the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity, re-pricing and currency.

•                                The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

•                                Operating expenses are distributed at each area level.  The Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

The Bank did not enter into transactions with a particular customer or third parties that exceed 10% or more of its total income during the three-month period ended March 31, 2014 and 2013.

Transfer pricing between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Taxes are managed at a corporate level and are not allocated to business segments.

On July 1, 2013, Banco de Chile absorbed its subsidiary Banchile Factoring SA. This subsidiary was previously presented under the “Subsidiaries” operating segment. As a result of being absorbed by the Bank, now its operations are presented under “Retail” and “Wholesale” segments. Operating segment information for March 31, 2013 has been reclassified for comparative purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                            Segment Reporting, continued:

The following table presents the income by segment for the periods ended March 2014 and 2013 for each of the segments defined above:

	Retail		Wholesale		Treasury(1)		Subsidiaries		Subtotal		Consolidation adjustment		Total
	March	March	March	March	March	March	March	March	March	March	March	March	March	March
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	225,060	174,534	87,260	68,749	(9,515)	1,395	(2,036)	(3,049)	300,769	241,629	704	2,831	301,473	244,460
Net fees and commissions income (loss)	32,002	39,498	10,128	10,210	(450)	(67)	28,038	24,729	69,718	74,370	(3,434)	(2,780)	66,284	71,590
Other operating income	973	4,271	8,128	8,690	23,537	3,639	8,899	9,539	41,537	26,139	(1,341)	(3,417)	40,196	22,722
Total operating revenue	258,035	218,303	105,516	87,649	13,572	4,967	34,901	31,219	412,024	342,138	(4,071)	(3,366)	407,953	338,772
Provisions for loan losses	(61,603)	(51,999)	(14,877)	2,184	—	—	126	(28)	(76,354)	(49,843)	—	—	(76,354)	(49,843)
Depreciation and amortization	(4,740)	(5,190)	(1,223)	(1,449)	(54)	(139)	(488)	(423)	(6,505)	(7,201)	—	—	(6,505)	(7,201)
Other operating expenses	(102,194)	(95,024)	(30,739)	(27,199)	(1,181)	(1,554)	(23,432)	(21,598)	(157,546)	(145,375)	4,071	3,366	(153,475)	(142,009)
Income attributable to associates	174	472	18	108	5	11	10	17	207	608	—	—	207	608
Income before income taxes	89,672	66,562	58,695	61,293	12,342	3,285	11,117	9,187	171,826	140,327	—	—	171,826	140,327
Income taxes													(21,075)	(18,857)
Income after income taxes													150,751	121,470

(1)              The Treasury’s income of March 2014 considers effect of Counterparty Value Adjustment, equivalent to a charge of income of Ch$4,393 million, corresponds to this segment.

The following table presents assets and liabilities of the period ended March 31, 2014 and December 31, 2013 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	10,880,762	10,635,940	10,289,035	10,385,698	4,323,307	4,319,777	671,164	634,466	26,164,268	25,975,881	(186,988)	(191,117)	25,977,280	25,784,764
Current and deferred taxes													152,770	149,106
Total assets													26,130,050	25,933,870

Liabilities	8,044,908	8,299,048	9,760,047	9,633,395	5,639,368	5,378,699	536,833	482,627	23,981,156	23,793,769	(186,988)	(191,117)	23,794,168	23,602,652
Current and deferred taxes													43,633	46,902
Total liabilities													23,837,801	23,649,554

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.                   Cash and Cash Equivalents:

(a)                       Cash and cash equivalents and their reconciliation to the statement of cash flows at each period-end are detailed as follows:

	March 2014	December 2013
	MCh$	MCh$
Cash and due from banks:
Cash	414,668	485,537
Current account with the Chilean Central Bank(*)	91,134	71,787
Deposits in other domestic banks	7,693	15,588
Deposits abroad	281,339	300,396
Subtotal - Cash and due from banks	794,834	873,308

Net transactions in the course of collection	191,706	248,128
Highly liquid financial instruments	237,252	358,093
Repurchase agreements	25,188	59,089
Total cash and cash equivalents	1,248,980	1,538,618

(*)    Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)                       Transactions in the course of collection:

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	March 2014	December 2013
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	195,125	232,698
Funds receivable	209,332	141,773
Subtotal transactions in the course of collection	404,457	374,471

Liabilities
Funds payable	(212,751)	(126,343)
Subtotal transactions in the course of payment	(212,751)	(126,343)
Net transactions in the course of collection	191,706	248,128

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.                   Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	March 2014	December 2013
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	114,969	34,407
Central Bank promissory notes	2,995	2,995
Other instruments issued by the Chilean Government and Central Bank	18,798	27,535

Other instruments issued in Chile
Promissory notes from deposits in domestic banks	—	—
Mortgage bonds from domestic banks	13	14
Bonds from domestic banks	849	1,926
Deposits in domestic banks	304,621	255,582
Bonds issued in Chile	3,612	3,427
Other instruments issued in Chile	907	1,035

Instruments issued by foreign institutions
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	—

Mutual fund investments:
Funds managed by related companies	42,452	66,213
Funds managed by thirds	—	—
Total	489,216	393,134

Instruments issued by the Chilean Government and Central Bank include instruments sold under agreements to repurchase to customers and financial institutions, for the period ended as of March 31, 2014 and December 31, 2013 there was not balance for this concept.

“Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to MCh$285,402 as of March 31, 2014 (MCh$227,453 as of December 31, 2013).

Agreements to repurchase have an average expiration of 9 days as of period-end (14 days in December 2013).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$38,983 as of March 31, 2014 (MCh$41,313 as of December 31, 2013), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                   Cash collateral on securities borrowed and reverse repurchase agreements:

(a)             The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of March 31, 2014 and December 31, 2013, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	14,908	8,443	—	—	—	—	—	—	—	—	—	—	14,908	8,443
Deposits in domestic banks	1,101	46,084	—	—	—	—	—	—	—	—	—	—	1,101	46,084
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	9,109	3,902	12,297	12,250	448	11,743	—	—	—	—	—	—	21,854	27,895

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	25,118	58,429	12,297	12,250	448	11,743	—	—	—	—	—	—	37,863	82,422

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                                      Cash collateral on securities lent and repurchase agreements, continued:

(b)                                  The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate.  As of March 31, 2014 and December 31, 2013, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	26,895	16,831	—	—	—	—	—	—	—	—	—	—	26,895	16,831
Central Bank promissory notes	16,758	—	—	—	—	—	—	—	—	—	—	—	16,758	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	319,881	232,512	6,270	7,217	—	—	—	—	—	—	—	—	326,151	239,729
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	410	206	—	—	521	—	—	—	—	—	—	—	931	206

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	363,944	249,549	6,270	7,217	521	—	—	—	—	—	—	—	370,735	256,766

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.         Receivables from Repurchase Agreements and Security Borrowing, continued:

(c)                        Securities given (purchases):

As part of reverse repurchase and securities borrowing agreements the Bank has received securities that it is allowed to sell or pledge in the absence of default by the owner. As of March 31, 2014, the Bank held securities with a fair value of Ch$37,695 million (Ch$81,830 million in December 2013) on such terms.  The Bank has an obligation to return the securities to its counterparties.

(d)                       Securities received (sales):

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” as of March 31, 2014 is Ch$358,643 million (Ch$255,302 million in December 2013). The counterparty is allowed to sell or pledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.            Derivative Instruments and Accounting Hedges:

(a)                       As of March 31, 2014 and 2013, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in												Fair value
	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Asset		Liability
	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Cross currency swap	—	—	—	—	32,441	32,032	17,312	17,094	13,587	13,416	36,901	66,392	—	—	13,169	14,012
Interest rate swap	—	8,569	—	—	4,945	4,731	26,542	25,394	11,539	8,412	117,229	117,420	559	714	11,334	11,312
Total derivatives held for hedging purposes	—	8,569	—	—	37,386	36,763	43,854	42,488	25,126	21,828	154,130	183,812	559	714	24,503	25,324

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	—	—	60,493	59,730	412,722	313,263	333,783	209,465	273,364	300,386	43,815	37,971	4,931	6,681
Total Derivatives held as cash flow hedges	—	—	—	—	60,493	59,730	412,722	313,263	333,783	209,465	273,364	300,386	43,815	37,971	4,931	6,681

Derivatives held-for-trading purposes
Currency forward	3,227,258	2,815,835	1,938,522	2,194,765	5,354,920	3,812,356	473,854	323,882	54,793	52,513	23	39	88,235	41,673	105,789	65,396
Cross currency swap	279,330	124,909	402,213	470,928	1,069,604	1,400,553	1,474,208	1,195,627	1,051,683	1,024,721	1,631,352	1,465,280	232,649	193,455	288,187	243,979
Interest rate swap	1,031,666	567,058	1,113,575	1,318,722	4,154,905	4,275,295	5,166,060	4,767,240	3,113,543	2,919,321	2,689,235	2,549,584	147,563	97,974	141,128	99,488
Call currency options	26,091	12,491	85,116	39,109	144,269	138,809	5,220	6,572	—	—	—	—	3,369	2,301	4,633	3,559
Put currency options	17,430	7,034	51,116	31,078	99,340	75,379	—	—	—	—	—	—	729	600	1,715	705
Total derivatives of negotiation	4,581,775	3,527,327	3,590,542	4,054,602	10,823,038	9,702,392	7,119,342	6,293,321	4,220,019	3,996,555	4,320,610	4,014,903	472,545	336,003	541,452	413,127

Total	4,581,775	3,535,896	3,590,542	4,054,602	10,920,917	9,798,885	7,575,918	6,649,072	4,578,928	4,227,848	4,748,104	4,499,101	516,919	374,688	570,886	445,132

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(b)                        Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments.  The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of March 31, 2014 and December 31, 2013:

	March	December
	2014	2014
	MCh$	MCh$
Hedged element
Commercial loans	100,241	128,934
Corporate bonds	160,255	164,526

Hedge instrument
Cross currency swap	100,241	128,934
Interest rate swap	160,255	164,526

(c)                        Cash flow Hedges:

(c.1)             The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and foreign exchange of bonds issued abroad in Mexican pesos to rate TIIE, Hong Kong dollars, Peruvian nuevo sol, Swiss franc, Japanese yens and obligations with foreign banks. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                               Derivative Instruments and Accounting Hedges, continued:

(c.2)             Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	As of March 31, 2014
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Outflows
Hedged item (Corporate bonds MXN)	(216)	(431)	(64,422)	—	—	—	(65,069)
Hedged item (Corporate bonds HKD)	(1,602)	—	(5,724)	(14,651)	(14,638)	(251,002)	(287,617)
Hedged item (Corporate bonds PEN)	(300)	—	(301)	(1,200)	(15,278)	—	(17,079)
Hedged item (Corporate bonds CHF)	(217)	(1,961)	(4,690)	(245,621)	(320,387)	(110,394)	(683,270)
Hedged item (Obligation USD)	(285)	(86)	(1,113)	(141,227)	—	—	(142,711)
Hedged item (Corporate bonds JPY)	—	(219)	(644)	(60,917)	(42,443)	—	(104,223)

Hedge instruments
Inflows
Hedged Instrument (Cross currency swap MXN leg)	216	431	64,422	—	—	—	65,069
Hedged Instrument (Cross currency swap HKD leg)	1,602	—	5,724	14,651	14,638	251,002	287,617
Hedged Instrument (Cross currency swap PEN leg)	300	—	301	1,200	15,278	—	17,079
Hedged Instrument (Cross currency swap CHF leg)	217	1,961	4,690	245,621	320,387	110,394	683,270
Hedged Instrument (Cross currency swap USD leg)	285	86	1,113	141,227	—	—	142,711
Hedged Instrument (Cross currency swap JPY leg)	—	219	644	60,917	42,443	—	104,223

Net cash flows	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                               Derivative Instruments and Accounting Hedges, continued:

	As of December 31, 2013
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Outflows:
Corporate Bond MXN	(206)	(619)	(62,275)	—	—	—	(63,100)
Corporate Bond HKD	—	—	(7,011)	(14,022)	(14,009)	(240,224)	(275,266)
Corporate Bond PEN	—	—	(578)	(1,154)	(14,690)	—	(16,422)
Corporate Bond CHF	(216)	—	(4,720)	(143,070)	(229,701)	(105,325)	(483,032)
Obligation USD	(273)	(82)	(1,064)	(135,478)	—	—	(136,897)
Corporate Bond JPY	—	(76)	(560)	(56,964)	(598)	(29,173)	(87,371)

Hedge instruments
Inflows:
Cross Currency Swap MXN	206	619	62,275	—	—	—	63,100
Cross Currency Swap HKD	—	—	7,011	14,022	14,009	240,224	275,266
Cross Currency Swap PEN	—	—	578	1,154	14,690	—	16,422
Cross Currency Swap CHF	216	—	4,720	143,070	229,701	105,325	483,032
Cross Currency Swap USD	273	82	1,064	135,478	—	—	136,897
Cross Currency Swap JPY	—	76	560	56,964	598	29,173	87,371

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(c.2)              Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	As of March 31, 2014
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Inflows
Hedged item (Cash flows CLF)	3,000	5,649	83,201	464,969	366,464	324,939	1,248,222

Hedge instruments
Outflows
Hedged Instrument (Cross currency swap MXN leg)	—	(847)	(61,344)	—	—	—	(62,191)
Hedged Instrument (Cross currency swap HKD leg)	(1,480)	—	(4,386)	(11,767)	(11,711)	(220,809)	(250,153)
Hedged Instrument (Cross currency swap PEN leg)	(227)	—	(228)	(910)	(14,862)	—	(16,227)
Hedged Instrument (Cross currency swap JPY leg)	—	(821)	(2,071)	(65,105)	(44,569)	—	(112,566)
Hedged Instrument (Cross currency swap USD leg)	(1,293)	(380)	(1,683)	(134,810)	—	—	(138,166)
Hedged Instrument (Cross currency swap CHF leg)	—	(3,601)	(13,489)	(252,377)	(295,322)	(104,130)	(668,919)

Net cash flows	—	—	—	—	—	—	—

	As of December 31, 2013
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge ítem
Inflows:
Cash flow in CLF	2,751	233	82,888	359,407	237,627	351,724	1,034,630

Hedge instruments
Outflows:
Cross Currency Swap MXN	—	—	(61,400)	—	—	—	(61,400)
Cross Currency Swap HKD	—	—	(5,791)	(11,617)	(11,562)	(217,999)	(246,969)
Cross Currency Swap PEN	—	—	(450)	(898)	(14,673)	—	(16,021)
Cross Currency Swap JPY	—	(233)	(2,099)	(63,679)	(1,846)	(30,920)	(98,777)
Cross Currency Swap USD	—	—	(3,314)	(133,094)	—	—	(136,408)
Cross Currency Swap CHF	(2,751)	—	(9,834)	(150,119)	(209,546)	(102,805)	(475,055)

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                               Derivative Instruments and Accounting Hedges, continued:

Respect to CLF assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to realize monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)              Unrealized gain of fair value adjustment for the period 2014 was Ch$20,383 million (Ch$542 charge to equity as of March 31, 2013) generated from hedging instruments, which has been recorded in equity. The accumulated net effect for deferred taxes as of March 31, 2014 was a charge to equity of Ch$16,306 million (Ch$433 charge to equity as of March 31, 2013).

The accumulated amount for this concept (net of deferred taxes) as of March 31, 2014 correspond to a charge to equity amounted Ch$29,727 million (charge to equity of Ch$13,421 million as of March 31, 2013)

(c.4)              The net effect in income of derivatives cash flow hedges amount to Ch$26,496 millions in 2014 (Ch$531 charge to equity as of March 31, 2013).

(c.5)                       As of March 31, 2014 and 2013, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments are mirror one of other, it means that all variation of value attributable to rate and revaluation components are netted almost totally.

(c.6)                       As of March 31, 2014 and 2013, the Bank has not hedges of net investments in foreign business

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.            Loans and advances to Banks:

(a)                       Amounts are detailed as follows:

	March 2014	December 2013
	MCh$	MCh$
Domestic Banks
Interbank loans	14,000	100,012
Others credits with domestic banks	—	—
Provisions for loans to domestic banks	(17)	(36)
Subtotal	13,983	99,976
Foreign Banks
Loans to foreign banks	184,845	252,697
Chilean exports trade loans	84,826	97,194
Credits with third countries	23,395	12,864
Provisions for loans to foreign banks	(687)	(1,256)
Subtotal	292,379	361,499
Central Bank of Chile
Non-available Central Bank deposits	1,250,000	600,000
Other Central Bank credits	838	581
Subtotal	1,250,838	600,581
Total	1,557,200	1,062,056

(b)                       Provisions for loans to banks are detailed below:

	Bank’s Location
	Chile	Abroad	Total
	MCh$	MCh$	MCh$
Detail
Balance as of January 1, 2013	5	954	959
Charge-offs	—	—	—
Provisions established	16	173	189
Provisions released	—	—	—
Balance as of March 31, 2013	21	1,127	1,148
Charge-offs	—	—	—
Provisions established	15	129	144
Provisions released	—	—	—
Balance as of December 31, 2013	36	1,256	1,292
Charge-offs	—	—	—
Provisions established	—	—	—
Provisions released	(19)	(569)	(588)
Balance as of March 31, 2014	17	687	704

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.            Loans to Customers, net:

(a)                       Loans to Customers:

As of March 31, 2014 and December 31, 2013, the composition of the portfolio of loans is the following:

	As of March 31, 2014
	Assets before allowances				Allowances established
	Normal Portfolio	Impaired Portfolio	Non- Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	9,172,508	110,256	283,739	9,566,503	(101,515)	(91,064)	(192,579)	9,373,924
Foreign trade loans	1,173,705	83,300	57,632	1,314,637	(76,689)	(661)	(77,350)	1,237,287
Current account debtors	210,565	3,059	3,254	216,878	(3,062)	(3,434)	(6,496)	210,382
Factoring transactions	471,301	2,569	868	474,738	(8,993)	(786)	(9,779)	464,959
Commercial lease transactions (1)	1,228,066	24,514	25,198	1,277,778	(5,217)	(10,577)	(15,794)	1,261,984
Other loans and accounts receivable	46,617	309	6,232	53,158	(1,698)	(2,991)	(4,689)	48,469
Subtotal	12,302,762	224,007	376,923	12,903,692	(197,174)	(109,513)	(306,687)	12,597,005
Mortgage loans
Mortgage bonds	78,054	—	5,238	83,292	—	(221)	(221)	83,071
Transferable mortgage loans	116,370	—	2,384	118,754	—	(160)	(160)	118,594
Other residential real estate mortgage loans	4,655,424	—	67,219	4,722,643	—	(19,249)	(19,249)	4,703,394
Credits from ANAP	23	—	—	23	—	—	—	23
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	5,444	—	94	5,538	—	—	—	5,538
Subtotal	4,855,315	—	74,935	4,930,250	—	(19,630)	(19,630)	4,910,620
Consumer loans
Consumer loans in installments	1,905,179	—	171,628	2,076,807	—	(142,051)	(142,051)	1,934,756
Current account debtors	230,368	—	8,219	238,587	—	(7,725)	(7,725)	230,862
Credit card debtors	789,318	—	25,853	815,171	—	(32,827)	(32,827)	782,344
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	185	—	516	701	—	(265)	(265)	436
Subtotal	2,925,050	—	206,216	3,131,266	—	(182,868)	(182,868)	2,948,398
Total	20,083,127	224,007	658,074	20,965,208	(197,174)	(312,011)	(509,185)	20,456,023

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers net, continued:

(a)                       Loans to Customers, continued:

	As of December 31, 2013
	Assets before allowance				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	9,501,576	117,957	269,260	9,888,793	(95,962)	(86,529)	(182,491)	9,706,302
Foreign trade loans	1,027,507	73,090	54,084	1,154,681	(68,272)	(642)	(68,914)	1,085,767
Current account debtors	253,198	3,160	2,931	259,289	(3,031)	(3,332)	(6,363)	252,926
Factoring transactions	520,776	2,538	745	524,059	(9,570)	(822)	(10,392)	513,667
Commercial lease transactions (1)	1,156,350	27,394	26,003	1,209,747	(5,265)	(10,224)	(15,489)	1,194,258
Other loans and accounts receivable	34,621	307	5,011	39,939	(762)	(3,287)	(4,049)	35,890
Subtotal	12,494,028	224,446	358,034	13,076,508	(182,862)	(104,836)	(287,698)	12,788,810
Mortgage loans
Mortgage bonds	81,704	—	5,650	87,354	—	(220)	(220)	87,134
Transferable mortgage loans	120,584	—	2,321	122,905	—	(285)	(285)	122,620
Other residential real estate mortgage loans	4,455,510	—	61,312	4,516,822	—	(17,997)	(17,997)	4,498,825
Credits from ANAP	24	—	—	24	—	—	—	24
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	5,155	—	47	5,202	—	—	—	5,202
Subtotal	4,662,977	—	69,330	4,732,307	—	(18,502)	(18,502)	4,713,805
Consumer loans
Consumer loans in installments	1,865,945	—	169,216	2,035,161	—	(134,460)	(134,460)	1,900,701
Current account debtors	231,493	—	9,459	240,952	—	(7,844)	(7,844)	233,108
Credit card debtors	758,742	—	25,040	783,782	—	(31,666)	(31,666)	752,116
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	185	—	616	801	—	(308)	(308)	493
Subtotal	2,856,365	—	204,331	3,060,696	—	(174,278)	(174,278)	2,886,418
Total	20,013,370	224,446	631,695	20,869,511	(182,862)	(297,616)	(480,478)	20,389,033

(1)    In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements.  As of March 31, 2014 MCh$520,993 (MCh$503,972 as of December 31, 2013) correspond to finance leases for real estate and MCh$756,785 (MCh$705,775 as of December 31, 2013), correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.                     Loans to Customers net, continued:

(a.ii)              Impaired Portfolio

As of March 31, 2014 and December 31, 2013, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	12,438,545	12,629,450	465,147	447,058	12,903,692	13,076,508	(197,174)	(182,862)	(109,513)	(104,836)	(306,687)	(287,698)	12,597,005	12,788,810
Mortgage loans	4,855,316	4,662,977	74,934	69,330	4,930,250	4,732,307	—	—	(19,630)	(18,502)	(19,630)	(18,502)	4,910,620	4,713,805
Consumer loans	2,925,049	2,856,365	206,217	204,331	3,131,266	3,060,696	—	—	(182,868)	(174,278)	(182,868)	(174,278)	2,948,398	2,886,418
Total	20,218,910	20,148,792	746,298	720,719	20,965,208	20,869,511	(197,174)	(182,862)	(312,011)	(297,616)	(509,185)	(480,478)	20,456,023	20,389,033

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers, continued:

(b)                       Allowances for loan losses:

Movements in allowances for loan losses during periods 2014 and 2013 are as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2013	164,901	262,534	427,435
Charge-offs:
Commercial loans	(2,314)	(6,512)	(8,826)
Mortgage loans	—	(677)	(677)
Consumer loans	—	(36,383)	(36,383)
Total charge-offs	(2,314)	(43,572)	(45,886)
Allowances established	—	58,586	58,586
Allowances released	(1,635)	—	(1,635)
Balance as of March 31, 2013	160,952	277,548	438,500
Charge-offs:
Commercial loans	(6,334)	(20,869)	(27,203)
Mortgage loans	—	(2,565)	(2,565)
Consumer loans	—	(120,881)	(120,881)
Total charge-offs	(6,334)	(144,315)	(150,649)
Debt swap	(12,556)	—	(12,556)
Allowances established	40,800	164,383	205,183
Allowances released	—	—	—
Balance as of December 31, 2013	182,862	297,616	480,478
Charge-offs:
Commercial loans	(4,084)	(8,471)	(12,555)
Mortgage loans	—	(804)	(804)
Consumer loans	—	(42,968)	(42,968)
Total charge-offs	(4,084)	(52,243)	(56,327)
Allowances established	18,396	66,638	85,034
Allowances released	—	—	—
Balance as of March 31, 2014	197,174	312,011	509,185

In addition to these allowances for loan losses, the Bank also establishes a country risk provisions to hedge foreign transactions and additional provisions agreed upon by the Board of Directors, which are presented within liabilities in “Provisions” (Note 24).

Other Disclosures:

1.                  As of March 31, 2014 and December 31, 2013, the Bank and its subsidiaries have made purchases and sales of loan portfolios.  The effect in income is no more than 5% of net income before taxes, as described in Note 12 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                Loans to Customers, continued:

2.                   As of March 31, 2014 and December 31, 2013the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio and it has been transferred all or substantially all risks and benefits related to these financial assets.

(c)                                 Finance lease contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable(*)
	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Due within one year	449,109	435,789	(53,921)	(53,920)	395,188	381,869
Due after 1 year but within 2 years	322,389	314,546	(41,013)	(39,405)	281,376	275,141
Due after 2 years but within 3 years	204,103	197,979	(26,049)	(25,097)	178,054	172,882
Due after 3 years but within 4 years	130,567	121,241	(18,081)	(16,987)	112,486	104,254
Due after 4 years but within 5 years	87,402	78,992	(13,618)	(12,663)	73,784	66,329
Due after 5 years	261,015	232,607	(31,206)	(29,879)	229,809	202,728
Total	1,454,585	1,381,154	(183,888)	(177,951)	1,270,697	1,203,203

(*)    The net balance receivable does not include past-due portfolio totaling MCh$7,081 as of March 31, 2014 (MCh$6,544 as of December 31, 2013).

The leasing contracts are related to industrial machinery, vehicles and computer equipment. The leasing contracts have an average life of between 3 and 8 years.

(d)                       Purchase of credits:

In the present period the Bank has not acquired portfolio loans.

(e)                        Sale or transfer of credits from the loans to customers:

During the period 2014 Banco de Chile has carried out transactions of sale or transfer of the loan portfolio, according the following:

As of March 31, 2014
Carrying amount	Allowances	Sale price	Effect on income (loss) gain
MCh$	MCh$	MCh$	MCh$

263,402	(557)	263,402	557

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                               Loans to Customers, continued:

(f)                        Securitization of own assets

During the period 2013 and March 2014, there is no transactions of securitization of own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.            Investment Securities:

As of March 31, 2014 and December 31, 2013, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	March 2014			December 2013
	Available- for-sale	Held to maturity	Total	Available- for -sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Chilean Government and Central Bank	26,954	—	26,954	333,035	—	333,035
Promissory notes issued by the Chilean Government and Central Bank	57,242	—	57,242	50,415	—	50,415
Other instruments	103,305	—	103,305	202,958	—	202,958

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	96,339	—	96,339	96,933	—	96,933
Bonds from domestic banks	47,225	—	47,225	128,500	—	128,500
Deposits from domestic banks	582,112	—	582,112	617,816	—	617,816
Bonds from other Chilean companies	14,722	—	14,722	13,558	—	13,558
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments	152,563	—	152,563	154,267	—	154,267

Instruments issued abroad Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	75,908	—	75,908	76,222	—	76,222
Total	1,156,370	—	1,156,370	1,673,704	—	1,673,704

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.                               Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with agreements to repurchase sold to clients and financial institutions; totaling MCh$43,722 as of March 31, 2014 (MCh$16,840 as of December 31, 2013).  The agreements to repurchase have an average maturity of 4 days as of March 31, 2014 (average maturity of 3 days as of December 31, 2013).

In instruments issued by other Chilean institutions are included instruments sold by repurchase agreements to clients and financial institutions, totaling MCh$5,286 as of March 31, 2014 (Ch$109 million as of December 31, 2013). The agreements to repurchase have an average maturity of 4 days as of March 31, 2014 (average maturity of 3 days as of December 31, 2013).

In instruments issued abroad are included mainly bank bonds and shares and equity investments instruments.

As of March 31, 2014, the portfolio of financial assets available-for-sale includes a net unrealized gain of MCh$31,243, net of tax (net unrealized gain of MCh$29,372 as of December 31, 2013), recorded in other comprehensive income within equity.

During 2014 and 2013, there is no evidence of impairment of financial assets available-for-sale.

Realized gains and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as available-for-sale. In addition, any unrealized gain or loss previously recognized in equity for these investments is reversed and recorded in the Consolidated Statements of Comprehensive Income.

Gross profits and losses realized on the sale of available-for-sale investments as of March 31, 2014 and as of December 31, 2013 are shown in Note 30 “Net Financial Operating Income”.

Gross profits and losses realized and unrealized on the sale of available-for-sale investments for the three-month period ended March 31, 2014 and December 31, 2013 are as follows:

	March 2014	March 2013
	MCh$	MCh$

Unrealized (losses)/profits during the period	10,056	8,721
Realized losses/(profits) (reclassified)	(7,717)	(970)
Subtotal unrealized during the period	2,339	7,751
Income tax	(468)	(1,551)
Total unrealized during the period	1,871	6,200

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.            Investments in Other Companies:

(a)                       This item includes investments in other companies for an amount of MCh$16,811 as of March 31, 2014 (MCh$16,670 as of December 31, 2013), which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
		March	December	March	December	March	December	March	December
Company	Shareholder	2014	2013	2014	2013	2014	2013	2014	2013
		%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Administrador Financiero del Transantiago S.A. (*)	Banco de Chile	20.00	20.00	9,947	9,737	1,989	1,948	42	148
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	7,347	7,197	1,896	1,858	55	256
Redbanc S.A.	Banco de Chile	38.13	38.13	4,665	4,401	1,779	1,678	144	111
Sociedad Imerc OTC S.A. (**) (***)	Banco de Chile	12.49	12.49	11,259	11,411	1,406	1,425	(21)	—
Transbank S.A.	Banco de Chile	26.16	26.16	5,330	5,232	1,394	1,368	26	50
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	2,072	1,982	691	661	33	18
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A (***).	Banco de Chile	15.00	15.00	4,592	4,529	689	679	17	18
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	2,084	1,978	559	530	28	23
Subtotal Assciates				47,296	46,467	10,403	10,147	324	624

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	6,892	7,180	3,446	3,590	(144)	(42)
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,394	1,341	697	670	27	26
Subtotal Joint Ventures				8,286	8,521	4,143	4,260	(117)	(16)
Subtotales				55,582	54,988	14,546	14,407	207	608

Investments valued at cost(1)
Bolsa de Comercio de Santiago S.A.						1,646	1,646	—	—
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)						309	309	—	—
Bolsa Electrónica de Chile S.A.						257	257	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)						45	43	—	—
Cámara de Compensación						8	8	—	—
Subtotal						2,265	2,263	—	—
Total						16,811	16,670	207	608

(1)                       Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

(*)                       On July 9, 2013 it was published in Diario Oficial of Chile (Federal Register in USA) the resolution No. 285 between Government Department of Transport and Telecommunications and Government Department of Treasury, which approved a new agreement related to “the delivery of complementary services of financial management”, whereby the new agreement, AFT only provide services related with financial management of the resourses of Transantiago system, all of that in the terms and conditions that establish the new contract.

(**)                On June 21, 2013 it was created, with other banks of the Chilean financial system, the subsidiary banking support called “Servicios de Infraestructura de Mercado OTC S.A.” (IMERC-OTC S.A.), where its objective will be to operate a centralized register of derivatives operations (register, confirmation, storage, consolidation and conciliation services). This new subsidiary was created with a capital of Ch$12,957,463,890 divided in 10,000 shares, without nominal value, of which Banco de Chile subscribed and paid 1,111 shares, equivalents to MCh$1,440 million paid upon constitution of society.  It was subscribed and paid 8,895 shares at the date of these financial statements.

(***)         Banco de Chile has significant influence in Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. y Sociedad Imerc OTC S.A., due to its right to design a member of Board of each entities mentioned.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies, continued:

(b)                       The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2014 and 2013 are detailed as follows:

	March 2014	March 2013
	MCh$	MCh$

Balance as of January1,	16,670	13,933
Sale of investments	—	—
Acquisition of investments	—	—
Participation in net income	207	608
Dividends receivable	(70)	(294)
Dividends received	—	—
Payment of dividends	4	—
Balance as of March 31,	16,811	14,247

(c)                        During the three-month period ended March 31, 2014 and as of December 31, 2013 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.            Intangible Assets:

(a)                       As of March 31, 2014 and December 31, 2013 intangible assets are detailed as follows:

	Years						Accumulated
			Remaining				Amortization and
	Useful Life		amortization		Gross balance		Impairment		Net balance
	March	December	March	December	March	December	March	December	March	December
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
					MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of intangible asset:

Goodwill:
Investments in other companies	—	—	—	—	4,138	4,138	(4,138)	(4,138)	—	—
Other Intangible Assets:
Software or computer programs	6	6	2	2	87,473	87,014	(59,417)	(57,795)	28,056	29,219
Intangible assets arising from business combinations	—	—	—	—	1,740	1,740	(1,740)	(1,740)	—	—
Other intangible assets	—	—	—	—	402	501	(58)	(49)	344	452
Total					93,753	93,393	(65,353)	(63,722)	28,400	29,671

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                     Intangible Assets, continued:

(b)                       Movements in intangible assets during the three-month period ended March 31, 2014 and December 31, 2013 are as follows:

	Investments in other companies	Software or computer programs	Intangible assets arising from business combinations	Other intangible assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Gross Balance

Balance as of January 1, 2013	4,138	82,736	1,740	612	89,226
Acquisitions	—	1,018	—	22	1,040
Disposals/ write-downs	—	(512)	—	(12)	(524)
Balance as of March 31, 2013	4,138	83,242	1,740	622	89,742

Balance as of December 31, 2013	4,138	87,014	1,740	501	93,393

Balance as of January 1, 2014	4,138	87,014	1,740	501	93,393
Acquisitions	—	803	—	18	821
Disposals/ write-downs	—	(344)	—	(117)	(461)
Balance as of March 31, 2014	4,138	87,473	1,740	402	93,753

Accumulated Amortization and Impairment

Balance as of January 1, 2013	(3,000)	(50,641)	(1,261)	(34)	(54,936)
Amortization for the period(*)	(155)	(2,084)	(66)	(6)	(2,311)
Impairment loss(*)	—	—	—	—	—
Disposals/ write-downs	—	512	—	12	524
Balance as of March 31, 2013	(3,155)	(52,213)	(1,327)	(28)	(56,723)

Balance as of December 31, 2013	(4,138)	(57,795)	(1,740)	(49)	(63,722)

Balance as of January 1, 2014	(4,138)	(57,795)	(1,740)	(49)	(63,722)
Amortization for the period(*)	—	(1,966)	—	(9)	(1,975)
Impairment loss(*)	—	—	—	—	—
Disposals/ write-downs	—	344	—	—	344
Balance as of March 31, 2014	(4,138)	(59,417)	(1,740)	(58)	(65,353)

Net balance as of March 31, 2014	—	28,056	—	344	28,400

(*)                       See Note 35 Depreciation, amortization and impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                     Intangible Assets, continued:

(c)                        As of March 31, 2014 and December 31, 2013, the Bank has the following technological developments:

	Amount of Commitment
	March	December
	2014	2013
	MCh$	MCh$
Detail
Software and licenses	9,147	9,299

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.            Property and equipment:

(a)                       As of March 31, 2014 and December 31, 2013, this account and its movements are detailed as follows:

	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Cost
Balance as of January 1, 2013	176,152	132,027	144,636	452,815
Additions	—	1,834	1,524	3,358
Disposals/write-downs	(364)	—	(313)	(677)
Transfers	—	—	—	—
Reclassifications	—	—	(3)	(3)
Total	175,788	133,861	145,844	455,493

Accumulated depreciation	(36,581)	(111,741)	(103,671)	(251,993)
Impairment loss(*)	—	—	(5)	(5)
Balance as of March 31, 2013	139,207	22,120	42,168	203,495

Balance as of December 31, 2013	175,849	137,827	147,397	461,073

Balance as of January 1, 2014	175,849	137,827	147,397	461,073
Additions	—	3,483	1,104	4,587
Disposals/write-downs	(516)	(382)	(91)	(989)
Transfers	—	(2)	2	—
Reclassifications	—	—	—	—
Total	175,333	140,926	148,412	464,671

Accumulated depreciation	(38,757)	(117,601)	(110,586)	(266,944)
Impairment loss (*)(***)	—	—	—	—
Balance as of March 31, 2014	136,576	23,325	37,826	197,727

Accumulated Depreciation
Balance as of January 1, 2013	(35,972)	(109,932)	(101,722)	(247,626)
Reclassifications	—	(19)	19	—
Depreciation charges in the period (*)(**)	(737)	(1,932)	(2,126)	(4,795)
Sales and disposals in the period	128	142	158	428
Balance as of March 31, 2013	(36,581)	(111,741)	(103,671)	(251,993)

Balance as of December 31, 2013	(38,717)	(116,081)	(108,697)	(263,495)

Balance as of January 1, 2014	(38,717)	(116,081)	(108,697)	(263,495)
Reclassifications	—	(21)	21	—
Depreciation charges in the period (*)(**)	(556)	(1,882)	(1,997)	(4,435)
Sales and disposals in the period	516	383	87	986
Balance as of March 31, 2014	(38,757)	(117,601)	(110,586)	(266,944)

(*)             See Note 35 - Depreciation, Amortization and Impairment.

(**)      This amount does not include depreciation charges of the period for investments properties. This amount is included in item “Other Assets” for MCh$95 (MCh$95 as of March 31, 2013).

(***)  It includes charge-offs provision of Property and Equipment of MCh$203 million

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment, continued:

(b)                       As of March 31, 2014 and 2013, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; information on future payments is detailed as follows:

	March 2014
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	7,437	2,370	4,728	18,837	37,800	27,294	47,159	138,188

	March 2013
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	7,135	2,206	4,411	18,959	34,622	26,470	51,207	137,875

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s Interim Condensed Consolidated Statement of Financial Position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 10 years. There are no restrictions placed upon the lessee by entering into the lease.

(c)                        As of March 31, 2014 and 2013, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of March 31, 2014 and as of December 31, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.            Current Taxes and Deferred Taxes:

(a)                       Current Taxes:

As of each period end, the Bank and its subsidiaries have established a First Category Income Tax Provision determined in accordance with current tax laws.  This provision is presented net of recoverable taxes, detailed as follows:

	March	December
	2014	2013
	MCh$	MCh$

Income taxes	19,165	85,336
Sole first category tax	—	23
Tax from previous period	85,948	—
Tax on non-deductible expenses (35%)	370	1,885
Less:
Monthly prepaid taxes (PPM)	(96,903)	(73,694)
Credit for training expenses	(1,441)	(1,714)
Other	(5,016)	(4,705)
Total	2,123	7,131

Tax rate	20.00%	20.00%

	March	December
	2014	2013
	MCh$	MCh$

Current tax assets	2,809	3,202
Current tax liabilities	(4,932)	(10,333)
Total tax receivable (payable)	(2,123)	(7,131)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current Taxes and Deferred Taxes, continued:

(b)                       Income Tax:

The Bank’s tax expense recorded for the three-month period ended March 31, 2014 and 2013 as follows:

	March	March
	2014	2013
	MCh$	MCh$
Income tax expense:
Current year taxes	23,242	13,309
Subtotal	23,242	13,309

Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	(2,393)	5,102
Subtotal	(2,393)	5,102
Non deductible expenses (Art. 21 Income Tax Law)	370	445
Other	(144)	1
Net charge to income for income taxes	21,075	18,857

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                     Current and Deferred Taxes, continued:

(c)                        Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of March 31, 2014 and 2013:

	March		March
	2014		2013
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	20.00	34.365	20.00	28,065
Additions or deductions	(8.24)	(14.164)	(6.23)	(8,747)
Non-deductible expenses	0.22	370	0.32	445
Others	0.29	504	(0.65)	(906)
Effective rate and income tax expense	12.27	21.075	13.44	18,857

The effective rate for income tax for the period ended March 31, 2014 is 12.27% (13.44% in March 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                     Current and Deferred Taxes, continued:

(d)                       Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their financial statements.

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as			Balances
	of			as of
	December	Effect		March 31,
	31, 2013	Income	Equity	2014
	MCh$	MCh$	MCh$	MCh$

Debit Differences:
Allowances for loan losses	108,102	4,769	—	112,871
Obligations with agreements to repurchase	205	(204)	—	1
Personnel provisions	5,747	(2,809)	—	2,938
Staff vacation	4,379	(5)	—	4,374
Accrued interests and indexation adjustments from past due loans	2,413	263		2,676
Staff severance indemnities provisions	971	(13)	—	958
Provision of credit cards expenses	6,493	941	—	7,434
Provision of accrued expenses	7,731	676	—	8,407
Other adjustments	9,863	439	—	10,302
Total debit differences	145,904	4,057	—	149,961

Credit Differences:
Depreciation and price-level restatement of property and equipment	14,436	(2,782)	—	11,654
Adjustment for valuation of financial assets available-for-sale	7,343	—	468	7,811
Leasing equipment	8,500	1,349	—	9,849
Transitory assets	2,739	763	—	3,502
Adjustment for derivative instruments	138	(138)	—	—
Other adjustments	3,413	2,472	—	5,885
Total credit differences	36,569	1,664	468	38,701

Deferred tax assets (liabilities), net	109,335	2,393	(468)	111,260

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                     Current and Deferred Taxes, continued:

(d)                        Effect of deferred taxes on income and equity, continued:

The effects of deferred taxes on assets, liabilities and income as of March 31, 2013 and December 31, 2013, are detailed as follows:

	Balances as of December	Effect		Balances as of March 31,	Effect		Balances as of December
	31, 2012	Income	Equity	2013	Income	Equity	31, 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Debit Differences:
Allowances for loan losses	99,113	1,528	—	100,641	7,461	—	108,102
Obligations with agreements to repurchase	(11)	2,525	—	2,514	(2,309)	—	205
Personnel provisions	6,092	(3,002)		3,090	2,657		5,747
Staff vacation	4,058	79		4,137	242		4,379
Accrued interests and indexation adjustments from past due loans	2,123	(227)	—	1,896	517	—	2,413
Staff severance indemnities provisions	960	1,178	—	2,138	(1,200)	33	971
Provision of credit cards expenses	4,694	326	—	5,020	1,473	—	6,493
Provision of accrued expenses	7,382	371	—	7,753	(22)	—	7,731
Other adjustments	5,158	(483)	—	4,675	5,188	—	9,863
Total debit differences	129,569	2,295	—	131,864	14,007	33	145,904

Credit Differences:
Depreciation and price-level restatement of property and equipment	15,423	(2,223)	—	13,200	1,236	—	14,436
Adjustment for valuation of financial assets available-for-sale	4,499	—	1,551	6,050	—	1,293	7,343
Adjustment for cash flow hedge derivatives	259	—	(109)	150	—	(150)	—
Leasing Equipment	4,812	2,436	—	7,248	1,252	—	8,500
Transitory assets	2,449	528	—	2,977	(238)	—	2,739
Adjustment for derivative instruments	378	(45)	—	333	(195)	—	138
Other adjustments	2,236	6,701	7	8,944	(5,531)	—	3,413
Total credit differences	30,056	7,397	1,449	38,902	(3,476)	1,143	36,569

Deferred tax assets (liabilities), net	99,513	(5,102)	(1,449)	92,962	17,483	(1,110)	109,335

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.            Other Assets:

(a)                        Item detail:

At the end of each period, other assets are detailed as follows:

	March	December
	2014	2013
	MCh$	MCh$

Assets held for leasing(*)	73,716	74,723

Assets received or awarded as payment(**)
Assets awarded in judicial sale	2,242	2,640
Assets received in lieu of payment	336	372
Provision for assets received in lieu of payment	(36)	(46)
Subtotal	2,542	2,966

Other Assets
Deposits by derivatives margin	105,560	60,309
Documents intermediated(***)	22,706	74,366
Other accounts and notes receivable	17,478	8,682
Servipag available funds	17,139	19,200
Investment properties	16,222	16,317
VAT receivable	11,247	9,958
Prepaid expenses	11,236	6,589
Recoverable income taxes	7,674	6,048
Commissions receivable	6,714	7,784
Recovered leased assets for sale	6,071	5,463
Rental guarantees	1,505	1,456
Accounts receivable for sale of assets received in lieu of payment	1,299	1,286
Transaction in progress	1,290	1,803
Materials and supplies	558	528
Others	18,503	20,551
Subtotal	245,202	240,340
Total	321,460	318,029

(*)	These correspond to property and equipment to be given under a finance lease.

(**)

Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.0113% (0.0124% as of December 31, 2013) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the aforementioned requirement. These properties are non- current assets available-for-sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

The provision for assets received in lieu of payment is recorded as indicated in the Compendium of Accounting Standards, which indicate to recognize a provision for the difference between the initial value plus any additions and its realizable value when the former is greater.

(***)	This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                     Other Assets, continued:

(b)                       Movements in the provision for assets received in lieu of payment during the three-month period ended March 31, 2014 and 2013 are detailed as follows:

MCh$

Balance as of January 1, 2013	40
Provisions used	(3)
Provisions established	—
Provisions released	—
Balance as of March 31, 2013	37
Provisions used	(42)
Provisions established	51
Provisions released	—
Balance as of December 31, 2013	46
Provisions used	(13)
Provisions established	3
Provisions released	—
Balance as of March 31, 2014	36

19.            Current accounts and Other Demand Deposits:

At the end of each period, current accounts and other demand deposits are detailed as follows:

	March	December
	2014	2013
	MCh$	MCh$

Current accounts	5,083,168	5,018,155
Other demand deposits	1,134,628	593,444
Other demand deposits and accounts	378,763	372,733
Total	6,596,559	5,984,332

20.            Savings accounts and Time Deposits:

At the end of each period, savings accounts and time deposits are detailed as follows:

	March	December
	2014	2013
	MCh$	MCh$

Time deposits	9,718,298	10,151,612
Term savings accounts	181,707	178,012
Other term balances payable	73,463	73,101
Total	9,973,468	10,402,725

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.            Borrowings from Financial Institutions:

(a)         At the end of each period, borrowings from financial institutions are detailed as follows:

	March	December
	2014	2013
	MCh$	MCh$

Domestic banks	—	—

Foreign banks
Foreign trade financing
Citibank N.A.	139,944	137,914
Standard Chartered Bank	112,214	103,162
HSBC Bank	85,327	134,814
Deutsche Bank	56,296	94,327
Bank of Montreal	55,061	52,684
ING Bank	27,534	26,309
Wells Fargo Bank	24,233	26,298
Toronto Dominion Bank	16,486	23,676
Commerzbank A.G.	16,209	61,958
Bank of America	14,086	78,642
Mercantil Commercebank	5,524	15,888
Zuercher Kantonalbank	5,497	5,282
The Bank of New York Mellon	—	37,373
Others	776	4,040

Borrowings and other obligations
China Development Bank	27,632	26,308
Citibank N.A.	6,008	54,768
Bank of America	397	—
Wells Fargo Bank	—	105,340
Others	24	672
Subtotal	593,248	989,455

Chilean Central Bank	10	10

Total	593,258	989,465

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                     Borrowings from Financial Institutions, continued:

(b)         Chilean Central Bank Obligations

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	March 2014	December 2013
	MCh$	MCh$

Borrowings and other obligations	—	—
Total credit lines for the renegotiation of loans	10	10
Total	10	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.            Debt Issued:

At the end of each period, debt issued is detailed as follows:

	March	December
	2014	2013
	MCh$	MCh$

Mortgage bonds	81,069	86,491
Bonds	3,906,530	3,533,462
Subordinated bonds	759,084	747,007
Total	4,746,683	4,366,960

During the period ended as of March 31, 2014, Banco de Chile issued bonds by an amount of MCh$555,108, of which corresponds to Unsubordinated bonds, according to the following details:

Bonds

Serie	Amount	Terms years	Rate %	Currency	Issue date	Maturity date
	MCh$

BCHIAJ0413	72,444	7	3.40	UF	01/27/2014	01/27/2021
BCHIAH0513	47,861	5	3.40	UF	01/27/2014	01/27/2019
BCHIAL0213	96,796	8	3.60	UF	02/10/2014	02/10/2022
BONO CHF	95,198	2	3M CHL Libor + 0.75	CHF	02/28/2014	02/28/2016
BONO CHF	79,332	5	1.25	CHF	02/28/2014	02/28/2019
BONO JPY	11,226	5	0.98	JPY	03/18/2014	03/18/2019
Subtotal marzo de 2014	402,857
Bono de corto plazo	152,251
Total marzo de 2014	555,108

During the period ended as of March 31, 2014 there was not Subordinated bonds issue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                     Debt Issued, continued:

During the period ended as of December 31, 2013, Banco de Chile issued bonds by an amount of MCh$1,607,265, of which corresponds to Unsubordinated bonds and Subordinated bonds by an amount of MCh$1,603,669 and MCh$3,596 respectively, according to the following details:

Bonds

Series	MCh$	Term (years)	Interest rate	Currency	Issued date	Maturity date

BCHIUR1011	22,114	12	3.40	UF	01/08/2013	01/08/2025
BCHIUR1011	8,521	12	3.40	UF	01/09/2013	01/09/2025
BCHIUJ0811	1,572	8	3.20	UF	01/29/2013	01/29/2021
BCHIUZ1011	89,313	7	3.20	UF	01/31/2013	01/31/2020
BCHIAC1011	45,456	15	3.50	UF	02/28/2013	02/28/2028
BCHIAC1011	34,185	15	3.50	UF	03/26/2013	03/26/2028
BCHIUN1011	72,022	7	3.20	UF	04/08/2013	04/08/2020
BCHIUU0212	68,379	12	3.40	UF	08/29/2013	08/29/2025
BCHIAU0213	69,746	12	3.60	UF	09/11/2013	09/11/2025
BCHIAG0213	46,585	5	3.40	UF	09/13/2013	09/13/2018
BCHIAV0613	47,283	12	3.60	UF	10/16/2013	09/13/2025
BONO HKD	43,066	10	3.23	HKD	04/22/2013	04/24/2023
BONO HKD	45,133	15	4.25	HKD	10/08/2013	10/16/2028
BONO CHF	100,371	5	1.13	CHF	04/26/2013	05/23/2018
BONO CHF	25,019	5	1.13	CHF	05/07/2013	05/23/2018
BONO CHF	122,380	3	0.60	CHF	06/11/2013	07/18/2016
BONO CHF	66,164	4	1.13	CHF	06/28/2013	05/23/2017
BONO CHF	98,555	6	1.50	CHF	11/07/2013	12/03/2019
BONO JPY	57,716	3	0.74	JPY	11/25/2013	11/25/2016
BONO JPY	30,169	6	1.03	JPY	12/05/2013	03/18/2019
Subtotal 2013	1,093,749
Bono de corto plazo	509,920
Total 2013	1,603,669

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                               Debt Issued, continued:

Subordinated Bonds

Series	MCh$	Term (years)	Interest rate	Currency	Issued date	Maturity date

UCHI-G1111	3,596	25	3,75	UF	01/25/2013	01/25/2038
Total	3,596

The Bank has not had breaches of capital and interest with respect to its debts instruments and has complied with its debt covenants and other compromises related to debt issued during periods 2013 and 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.            Other Financial Obligations:

At the end of each period, other financial obligations are detailed as follows:

	March	December
	2014	2013
	MCh$	MCh$

Other Chilean obligations	149,442	160,612
Public sector obligations	48,572	50,314
Other abroad obligations	—	—
Total	198,014	210,926

24.            Provisions:

(a)                       At the end of each period, provisions and accrued expenses are detailed as follows:

	March	December
	2014	2013
	MCh$	MCh$

Provision for minimum dividends	84,883	324,582
Provisions for Personnel benefits and payroll expenses	49,681	67,943
Provisions for contingent loan risks	51,108	49,277
Provisions for contingencies:
Additional loan provisions(*)	107,757	107,757
Country risk provisions	2,009	1,770
Other provisions for contingencies	1,370	569
Total	296,808	551,898

(*)   In the period it was registered an amount of Ch$10,000 million of additional provisions (see Note No. 24 (b)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                               Provisions, continued:

(b)                  The following table details the movements in provisions and accrued expenses during the three-month period ended March 31, 2014 and December 31, 2013:

	Minimum	Personnel benefits and	Contingent	Additional loan	Country risk provisions and other
	dividends	payroll	loan Risks	provisions	contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2013	300,759	64,546	36,585	97,757	5,190	504,837
Provisions established	80,658	10,386	1,561	—	584	93,189
Provisions used	(300,759)	(26,669)	—	—	(228)	(327,656)
Provisions released	—	—	—	—	—	—
Balances as of March 31, 2013	80,658	48,263	38,146	97,757	5,546	270,370
Provisions established	243,924	37,251	11,131	10,000	—	302,306
Provisions used	—	(17,571)	—	—	(141)	(17,712)
Provisions released	—	—	—	—	(3,066)	(3,066)
Balances as of December 31, 2013	324,582	67,943	49,277	107,757	2,339	551,898
Provisions established	84,883	11,081	1,831	—	1,040	98,835
Provisions used	(324,582)	(29,343)	—	—	—	(353,925)
Provisions released	—	—	—	—	—	—
Balances as of March 31, 2014	84,883	49,681	51,108	107,757	3,379	296,808

(c)     Provisions for personnel benefits and payroll:

	March	December
	2014	2013
	MCh$	MCh$

Short-term personnel benefits	12,932	32,000
Vacation accrual	21,871	21,895
Pension plan- defined benefit plan	10,637	10,696
Other benefits	4,241	3,352
Total	49,681	67,943

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                               Provisions, continued:

(d)                  Pension plan — Defined benefit plan:

(i)   Movement in the defined benefit obligations are as follow:

	March	December
	2014	2013
	MCh$	MCh$

Opening defined benefit obligation	10,696	10,633
Increase in provisions	35	160
Benefit paid	(94)	(101)
Prepayments	—	—
Actuarial gains	—	—
Closing defined benefit obligation	10,637	10,692

(ii)   Net benefits expenses:

	March	March
	2014	2013
	MCh$	MCh$

Current service cost	(10)	115
Interest cost of benefits obligations	45	45
Effect of change in actuarial factors	—	—
Net benefit expenses	35	160

(iii)   Assumptions used to determine pension obligations:

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	March	December
	2014	2013
	%	%

Discount rate	5.19	5.19
Annual salary increase	5.19	5.19
Payment probability	99.99	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at December 31, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                               Provisions, continued:

(e)                        Movements in provisions for incentive plans:

	March	March
	2014	2013
	MCh$	MCh$

Balances as of January 1,	32,000	29,649
Provisions established	7,077	5,744
Provisions used	(25,347)	(22,400)
Provisions release	(798)	(500)
Total	12,932	12,493

(f)                         Movements in vacations accruals:

	March	March
	2014	2013
	MCh$	MCh$

Balances as of January 1,	21,895	20,842
Provisions established	1,256	1,580
Provisions used	(1,278)	(1,540)
Provisions release	(2)	(196)
Total	21,871	20,686

(g)                        Employee share-based benefits provision:

As of March 31, 2014 and as of December 31, 2013, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)                       Contingent loan provisions:

As of March 31, 2014 and as of December 31, 2013, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$51,108 million (Ch$49,277 million as of December 31, 2013).  See Note No. 26 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.            Other Liabilities:

At the end of each period, other liabilities are detailed as follows:

	March	December
	2014	2013
	MCh$	MCh$

Accounts and notes payable(*)	97,736	100,081
Unearned income	4,294	4,592
Dividends payable	1,260	1,145

Other liabilities
Documents intermediated(**)	72,270	108,380
Cobranding	36,782	32,085
VAT debit	11,778	13,158
Leasing deferred gains	4,767	4,207
Transactions in progress	692	1,144
Insurance payments	399	476
Others	5,028	2,837
Total	235,006	268,105

(*)     Comprises obligations that do not correspond to transactions in the line of business, such as withholding tax, pension and healthcare contributions, insurance payable, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)   This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.            Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations.  Although these obligations are not recognized in the Interim Condensed Consolidated Statement of Financial Position, they contain credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in off-balance-sheet accounts:

	Marzo	December
	2014	2013
	MCh$	MCh$
Contingent loans
Guarantees and surety bonds	533,629	491,465
Confirmed foreign letters of credit	96,240	68,631
Issued letters of credit	150,117	166,849
Bank guarantees	1,397,962	1,402,399
Immediately available credit lines	5,643,656	5,436,938
Other commitments	6,090	—
Transactions on behalf of third parties
Collections	356,695	357,672
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	1,054	1,311
Other Financial assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	54,521	44,839
Other Financial assets acquired on its own behalf	—	—
Fiduciary activities
Securities held in safe custody in the Bank	7,284,128	7,342,425
Securities held in safe custody in other entities	4,731,964	4,501,555
Total	20,256,056	19,814,084

The prior information only includes the most significant balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.       Contingencies and Commitments, continued:

(b)                  Lawsuits and legal proceedings:

(b.1)            Legal contingencies within the ordinary course of business:

In the ordinary course of business, the Bank and its subsidiaries act as defendant or co-defendant in various litigation matters. Although there can be no assurances, the Bank’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial position, or liquidity. As of March 31, 2014, the Bank has established provisions for this concept in the amount of MCh$474 (MCh$339 as of December 31, 2013), recorded within “Provisions” in the Interim Condensed Consolidated Statement of Financial Position. The following table presents estimated date of completion of the respective litigation:

	March 31, 2014
	2014	2015	2016	2017	2018	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	5	227	159	83	—	474

(b.2)  Contingencies for significant lawsuits:

As of March 31, 2014 and as of December 31, 2013 the Bank is not part to any significant lawsuits that affect or may affect these consolidated financial statements.

(c)     Guarantees granted:

i.                              In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article 226 and subsequent Articles of Law 18,045, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,488,000, maturing January 9, 2015 (UF 2,515,500, maturing on January 9, 2014 as of December 31, 2013).

For Mutual Funds that have not begin its operations as of March 31, 2014, it has constituted bank guarantees, which corresponds to Mutual Fund Deuda Corporativa 3-5 años Tax Advantage — Guaranteed by UF10,000.

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$71,209 million as of March 31, 2014 (Ch$75,474 million as of December 31, 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.       Contingencies and Commitments, continued:

(c)     Guarantees granted, continued:

The details of guarantees are as follow:

	March	Guarantees	December	Guarantees
	2014	Number	2013	Number
	MCh$		MCh$
Fund
Fondo Mutuo Depósito Plus IV Garantizado	16,325	006392-7	16,325	006392-7
Fondo Mutuo Depósito Plus III Garantizado	12,937	006033-5	12,937	006033-5
Fondo Mutuo Depósito Plus V Garantizado	9,976	001107-7	—	—
Fondo Mutuo Depósito Plus II Garantizado	9,308	006037-7	9,308	006037-7
Fondo Mutuo Small Cap USA Garantizado	5,197	008212-5	5,197	008212-5
Fondo Mutuo Chile Bursátil Garantizado	5,050	006034-3	5,050	006034-3
Fondo Mutuo Twin Win Europa 103 Garantizado	3,537	006035-1	3,537	006035-1
Fondo Mutuo Global Stocks Garantizado	2,964	007385-9	2,964	007385-9
Fondo Mutuo Second Best Chile EEUU Garantizado	2,207	006032-7	2,207	006032-7
Fondo Mutuo Europa Accionario Garantizado	2,059	006036-9	2,059	006036-9
Fondo Mutuo Second Best Europa China Garantizado	1,649	007082-7	1,649	007082-7
Fondo Mutuo Depósito Plus Garantizado	—	—	14,241	330681-1
Total	71,209		75,474

In compliance to established by the Superintendence of Securities and Insurance in letter f) of Circular 1,894 of September 24, 20008, the entity has constituted guarantees, by management portfolio, in benefit of investor.  Such guarantee corresponds to a bank guarantee for UF100,000, with maturity on January 9, 2015.

ii.                          In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as Stock Brokerage entity, in conformity with the provisions of Article 30 and subsequent Articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Cía. de Seguros de Crédito Continental S.A., that matures April 22, 2014, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	March	December
	2014	2013
	MCh$	MCh$
Guarantees:
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago, Stock Exchange	19.766	16.946
Securities Exchange of the Electronic, Stock Exchange of Chile	1.226	10.644

Fixed income securities to ensure system CCLV, Securities Exchange of the Santiago, Stock Exchange	2.995	2.995

Fixed income securities to ensure stock loans, Securities Exchange of the Electronic, Stock Exchange of Chile	192	68

Total	24.179	30.653

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                               Contingencies and Commitments, continued:

(c)                                  Guarantees granted, continued:

In conformity with the provisions of internal stock market regulations, and for the purpose of securing the broker’s correct performance, the company established a pledge on its share of the Santiago Stock Exchange in favor of that institution, as recorded in Public Deed on September 13, 1990, signed before Santiago public notary Mr. Raul Perry Pefaur, and on its share in the Electronic Stock Exchange of Chile in favor of that institution, as recorded in a contract entered into by both parties on May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with AIG Chile — Compañía de Seguros Generales S.A. that expires January 2, 2015, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$10,000,000.

According to disposition of Chilean Central Bank, it was constituted a bank guarantee corresponding to UF10,500, with purposes to comply with the contract SOMA (Contract for Service System Open Market Operations) of Chilean Central Bank. This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of July 17, 2014.

It was constituted a bank guarantee No. 373148-0 corresponds to UF272,000, in benefits of investors with contracts of portfolio management.  This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of January 9, 2015.

It was constituted a cash guarantee for an amount of US$122,494.32, whose purpose is to comply obligations with Pershing, by operations made through this broker.

iii.                      In subsidiary Banchile Corredores de Seguros Ltda.

According to established in article No. 58, letter D of D.F.L. 251, as of March 31, 2014, the entity maintains two insurance policies that protect it in the face of possible damages that it could affect it, due to infractions of the law, regulations and complementary rules that regulate insurance brokers, and specially when the non-compliance is from acts, mistakes or omissions of the brokers, its represents, agent or dependent that participate in the intermediation.

The policies contracted are the following:

Matter insured	Amount Insured (UF)
Responsibility for errors and omissions policy	60,000
Civil responsibility policy	500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                               Contingencies and Commitments, continued:

(d)                                 Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	March	December
	2014	2013
	MCh$	MCh$

Credit lines	32,584	31,664
Bank guarantees	15,090	13,915
Guarantees and surety bonds	2,901	3,135
Letters of credit	533	563
Other commitments	—	—
Total	51,108	49,277

(e)                       On January 30th, 2014 the Superintendency of Securities and Insurance (“SVS”) (“Superintendencia de Valores y Seguros”) brought charges against Banchile Corredores de Bolsa S.A. (“Banchile Corredores”) for the alleged infringement of Article 53 second paragraph of Law 18,045 (“Ley de Mercado de Valores”), for certain specific transactions performed during the years 2009, 2010 and 2011 related to Sociedad Química y Minera de Chile S.A.’s shares (SQM-B y SQM-A). In this regard, Article 53 second paragraph of Law 18,045 provides that “…no person may engage in transactions or induce or attempt to induce the purchase or sale of securities, whether or not governed by this Act, by means of any misleading or deceptive act, practice, mechanism or artifice… .” Banchile Corredores has denied the charges and requested their dismissal.

(f)                        On February 21, 2014, Banco de Chile was notified of a complaint filed by the National Consumer Service (Servicio Nacional del Consumidor, or “SERNAC”) in the Twelfth Civil Court of Santiago as a collective action pursuant to Law No. 19,496.  The legal action challenges certain clauses that exists in the Person Products Unified Agreement (“Contrato Unificado de Productos de Personas”) regarding fees on lines of credit for overdrafts and the validity of tacit consent to changes in fees, charges and other conditions in consumer contracts. The Bank has answered the complaint and asked the court to dismiss all charges. At this stage the effects of any potential judgment cannot be quantified.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.            Equity:

(a)  Capital

(i)        Authorized, subscribed and paid shares:

As of March 31, 2014, the paid-in capital of Banco de Chile is represented by 93,175,043,991 registered shares (93,175,043,991 shares as of December 31, 2013), with no par value, fully paid and distributed.

(ii)          Shares:

(ii.1)              On March 27, 2014, the extraordinary shareholders meeting approved the capitalization of 30% of the distributable net income obtained during the fiscal year ending as of December 31, 2013.

(ii.2)              The following table shows the share movements from December 31, 2012 to March 31, 2014:

	Ordinary shares	Ordinary T Series shares	Total shares

As of December 31, 2012	88,037,813,511	1,861,179,156	89,898,992,667
Fully paid and subscribed shares period 2013	—	2,078,217,590	2,078,217,590
Total shares subscribed and fully paid as of March 31, 2013	88,037,813,511	3,939,396,746	91,977,210,257
Shares subscribed and not paid	—	92,696	92,696
As of March 31, 2013	88,037,813,511	3,939,489,442	91,977,302,953
Conversion of “Banco de Chile- T” shares into “Banco de Chile” shares(**)	3,939,489,442	(3,939,489,442)	—
Capitalization of retained earnings(***)	1,197,741,038	—	1,197,741,038
Total shares as of December 31, 2013	93,175,043,991	—	93,175,043,991

Total shares as March 31, 2014	93,175,043,991	—	93,175,043,991

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(b)                Distributable income:

For purposes of Law No. 19,396 (in particular Articles 24, 25 and 28 of such law) and the Central Bank Contract —between Banco de Chile and Sociedad Matriz del Banco de Chile S.A.- Banco de Chile’s distributable net income will be determined by subtracting or adding to net income the correction of the value of the paid-in capital and reserves according to the variation of the Consumer Price Index between November of the fiscal year prior to the one in which the calculation is made and November of the fiscal year in which the calculation is made.  The difference between net income and distributable net income shall be registered in a reserve account since the first day of the fiscal year following the date when the calculation is made.  This reserve account cannot be distributed or capitalized.  Provisional Article four shall be in force until the obligation of Law No. 19,396 owed by Sociedad Matriz del Banco de Chile S.A., directly or through its subsidiary SAOS has been fully paid.  The distributable income for the three-month period ended March 31, 2014 ascend to Ch$121,261 million (Ch$463,688 million as of December 31, 2013).

The above described agreement was subject to the consideration of the Council of the Central Bank of Chile, and such entity approved, in ordinary meeting that took place on December 3, 2009.

As stated, the retention of earnings for the year ended as of December 31, 2013,  made in March of 2014, ascend to Ch$49,913 million (Ch$36,193 million of income for the year ended as of December 31, 2012, retained in March of 2013).

(c)                 Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 27, 2014, the Bank’s shareholders agreed to distribute and pay dividend No. 202 amounting to Ch$3.48356970828 per common share of Banco de Chile, with charge to distributable net income for the year ended as of December 31, 2013.  The dividend of period 2014 amounted Ch$368,120 million.

At the Ordinary Shareholders’ Meeting held on March 21, 2013, the Bank’s shareholders agreed to distribute and pay dividend No. 201 amounting to Ch$3.41625263165 per common share of Banco de Chile, with charge to distributable net income for the year ended as of December 31, 2012.  The dividend of period 2013 amounted Ch$343,455 million.

(d)                Provision for minimum dividends:

The Board of Directors established a minimum dividend distribution policy, where the Bank has to record a provision of 70% of net income of the Annual Consolidated Financial Statements.  Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$84,883 (MCh$324,582 as of December 31, 2013) against “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(e)   Earnings per share:

i.                               Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period.

ii.                            Diluted earnings per share:

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

The following table shows the income and share data used in the calculation of EPS:

	March	March
	2014	2013
Basic earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	150,750	121,470
Weighted average number of ordinary shares	93,175,043,991	91,232,721,374
Earning per shares (in Chilean pesos)	1.62	1.33

Diluted earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	150,750	121,470
Weighted average number of ordinary shares	93,175,043,991	91,232,721,374
Assumed conversion of convertible debt	—	—
Adjusted number of shares	93,175,043,991	91,232,721,374
Diluted earnings per share (in Chilean pesos)	1.62	1.33

As of March 31, 2014 and 2013, the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(f)                                             Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity.  During period of 2014 it was made a credit to equity for an amount of Ch$39 million (charge to equity for Ch$12 million as of March 31, 2013).

The fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes.  During the period of 2014 it was made a net credit to equity for an amount of Ch$1,871 million (net credit to equity for Ch$6,200 million as of March 31, 2013).

Cash flow hedge adjustment it consists in the portion of income of hedge instruments registered in equity produced in a cash flow hedge.  During the period of 2014 it was made a net charge to equity for an amount of Ch$16,306 million (charge to equity for Ch$433 million as of March 31, 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.            Interest Revenue and Expenses:

(a)                                On the Interim Condensed Consolidated Financial Statement closing date, the composition of income from interest and adjustments, not including the net loss from hedge accounting, is as follows:

	March 2014				March 2013
	Interest	Adjustment	Prepaid fees	Total	Interest	Adjustment	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	181,554	59,740	389	241,683	180,489	7,103	463	188,055
Consumer loans	139,625	909	2,020	142,554	135,442	66	1,927	137,435
Residential mortgage loans	52,289	60,743	878	113,910	46,031	5,451	903	52,385
Financial investment	14,882	8,257	—	23,139	16,455	966	—	17,421
Repurchase agreements	539	—	—	539	581	—	—	581
Loans and advances to banks	5,762	—	—	5,762	4,511	—	—	4,511
Other interest revenue	128	855	—	983	37	124	—	161
Total	394,779	130,504	3,287	528,570	383,546	13,710	3,293	400,549

The amount of interest revenue recognized on a received basis for impaired portfolio as of March 31, 2014 was Ch$1,833 million (Ch$1,941 million in 2013).

(b)                       At the each period end, the detail of income from suspended interest is as follows:

	March 2014			March 2013
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	9,986	912	10,898	6,337	764	7,101
Residential mortgage loans	1,345	897	2,242	1,386	667	2,053
Consumer loans	247	—	247	298	—	298
Total	11,578	1,809	13,387	8,021	1,431	9,452

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.      Interest Revenue and Expenses, continued:

(c)      At the each period end, interest and adjustment expenses (not including hedge gain) are detailed as follows:

	March 2014			March 2013
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	99,073	23,818	122,891	109,546	2,805	112,351
Debt issued	36,974	42,454	79,428	30,427	3,907	34,334
Other financial obligations	463	481	944	505	105	610
Repurchase agreements	3,005	6	3,011	3,337	—	3,337
Borrowings from financial institutions	1,786	—	1,786	3,473	—	3,473
Demand deposits	136	2,316	2,452	17	75	92
Other interest expenses	—	214	214	—	23	23
Total	141,437	69,289	210,726	147,305	6,915	154,220

(d)                       As of March 31, 2014 and 2013, the Bank uses interest rate swaps to hedge its position on the fair value of corporate bonds and commercial loans through micro-hedging.

	March 2014			March 2013
	Income (loss)	Expenses	Total	Income (loss)	Expenses	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from accounting hedges	1,730	5,015	6,745	5,585	1,701	7,286
Loss from accounting hedges	(22,110)	(182)	(22,292)	(5,313)	(563)	(5,876)
Net gain on hedged items	(824)	—	(824)	(3,279)	—	(3,279)
Total	(21,204)	4,833	(16,371)	(3,007)	1,138	(1,869)

(e)                        At the each period end, the summary of interest and expenses is as follows:

	March	March
	2014	2013
	MCh$	MCh$

Interest revenue	528,570	400,549
Interest expenses	(210,726)	(154,220)
Subtotal	317,844	246,329

Income accounting hedges (net)	(16,371)	(1,869)

Total interest revenue and expenses, net	301,473	244,460

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.            Income and Expenses from Fees and Commissions:

At the each period end, the income and expenses for fees and commissions shown in the Interim Consolidated Statements of Comprehensive Income refer to the following items:

	March	March
	2014	2013
	MCh$	MCh$
Income from fees and commission
Card services (*)	29,663	26,890
Collections and payments	14,580	14,902
Investments in mutual funds and others	14,322	13,212
Portfolio management (**)	9,105	8,607
Lines of credit and overdrafts	5,247	5,611
Guarantees and letters of credit	4,657	4,113
Fees for insurance transactions	4,547	4,851
Trading and securities management	4,535	4,136
Usage Banchile’s brand	3,204	3,118
Financial advisory services	2,781	316
Use of distribution channel	2,375	5,301
Other fees earned (*)	387	3,299
Total income from fees and commissions	95,403	94,356

Expenses from fees and commissions
Fees for credit card transactions(***)	(22,555)	(16,831)
Fees on interbank transactions	(2,924)	(2,342)
Fees for collections and payments	(1,605)	(1,678)
Sale of mutual fund units	(767)	(610)
Fees for securities transactions	(627)	(740)
Sales force fees	(492)	(384)
Other fees	(149)	(181)
Total expenses from fees and commissions	(29,119)	(22,766)

(*)                      During 2013 it was reclassified fees related to income from card services from “Other fees earned” to “Card services”.  Reclassified amount in the period 2013 was Ch$371 millions.

(**)               During 2013 it was reclassified fees related to income from portfolio management from “Other fees earned” to “Portfolio management”.  Reclassified amount in the period 2013 was Ch$1,303 millions.

(***)  See Note 2 (f) about Reclassifications

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.            Net Financial Operating Income:

The gains (losses) from trading and brokerage activities is detailed as follows:

	March	March
	2014	2013
	MCh$	MCh$

Sale of available-for-sale instruments	8,662	2,259
Financial assets held-for-trading	8,023	5,542
Net income on other transactions	79	(15)
Trading derivative instruments	(4,869)	(2,916)
Sale of loan portfolios	—	—
Total	11,895	4,870

31.            Foreign Exchange Transactions, net:

Net foreign exchange transactions are detailed as follows:

	March	March
	2014	2013
	MCh$	MCh$

Gain from accounting hedges	41,451	718
Translation difference, net	5,314	(1,374)
Indexed foreign currency, net	(24,187)	10,616
Total	22,578	9,960

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.            Provisions for Loan Losses:

The movement during the three-month period ended March 2014 and March 2013 is the following:

			Loans to customers
	Loans and advances to banks		Commercial loans		Mortgage loans		Consumer loans		Total		Contingent loans		Total
	March 2014	March 2013	March 2014	March 2013	March 2014	March 2013	March 2014	March 2013	March 2014	March 2013	March 2014	March 2013	March 2014	March 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	—	(189)	(18,396)	—	—	—	—	—	(18,396)	—	(1,110)	(894)	(19,506)	(1,083)
Group provisions	—	—	(13,149)	(12,683)	(1,931)	(1,203)	(51,558)	(44,700)	(66,638)	(58,586)	(721)	(667)	(67,359)	(59,253)
Provisions established, net	—	(189)	(31,545)	(12,683)	(1,931)	(1,203)	(51,558)	(44,700)	(85,034)	(58,586)	(1,831)	(1,561)	(86,865)	(60,336)

Provisions released:
Individual provisions	588	—	—	1,635	—	—	—	—	—	1,635	—	—	588	1,635
Group provisions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Provisions released, net	588	—	—	1,635	—	—	—	—	—	1,635	—	—	588	1,635

Provision, net	588	(189)	(31,545)	(11,048)	(1,931)	(1,203)	(51,558)	(44,700)	(85,034)	(56,951)	(1,831)	(1,561)	(86,277)	(58,701)

Additional provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Recovery of written-off assets	—	—	2,280	2,647	243	328	7,400	5,883	9,923	8,858	—	—	9,923	8,858

Provisions,for loan losses, net	588	(189)	(29,265)	(8,401)	(1,688)	(875)	(44,158)	(38,817)	(75,111)	(48,093)	(1,831)	(1,561)	(76,354)	(49,843)

According to the management, the provisions constituted by credit risk, cover all the possible losses that could arise from the non-recovery of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.            Personnel Expenses:

At the each period end personnel expenses are detailed as follows:

	March	March
	2014	2013
	MCh$	MCh$

Salaries	49,610	47,471
Bonuses	19,054	16,972
Lunch and health benefits	5,926	5,748
Staff severance indemnities	1,804	1,742
Training expenses	616	707
Other personnel expenses	5,266	5,292
Total	82,276	77,932

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.            Administrative Expenses:

At the each period end, administrative expenses are detailed as follows:

	March	March
	2014	2013
	MCh$	MCh$

General administrative expenses
Information Technology and communications	12,724	11,619
Maintenance and repair of property and equipment	7,375	6,596
Office rental	5,210	4,988
Securities and valuables transport services	2,438	2,343
Rent ATM area	1,940	1,867
Office supplies	1,887	1,920
External advisory services	1,406	1,523
Lighting, heating and other utilities	1,251	1,163
Representation and transferring of personnel	1,007	856
Legal and notary	960	842
Insurance premiums	811	842
P.O. box, mail and postage	592	652
Donations	473	984
Home delivery of products	435	391
Equipment rental	287	280
External services collection	276	270
Fees for professional services	149	166
Other general administrative expenses	2,594	2,454
Subtotal	41,815	39,756

Outsources services
Credit pre-evaluation services	6,235	4,642
Data processing	1,891	1,837
Other	3,972	3,073
Subtotal	12,098	9,552

Board expenses
Board remunerations	529	499
Other Board expenses	78	100
Subtotal	607	599

Marketing expenses
Advertising	5,649	6,016
Subtotal	5,649	6,016

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	1,889	1,705
Real estate contributions	739	689
Patents	333	652
Other taxes	101	330
Subtotal	3,062	3,376
Total	63,231	59,299

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.            Depreciation, Amortization and Impairment:

(a)                       At the each period end, the amounts charged to income for depreciation and amortization are detailed as follows:

	March	March
	2014	2013
	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No. 16a)	4,530	4,890
Amortization of intangibles assets (Note No. 15b)	1,975	2,311
Total	6,505	7,201

(b)                       As of March 31, 2014 and 2013 the composition of impairment expenses is the following:

	March	March
	2014	2013
	MCh$	MCh$

Impairment
Impairment of Financial Instruments	—	—
Impairment of Properties and Equipment (Note No. 16a)	203	5
Impairment of Intangible Assets (Note No. 15b)	—	—
Total	203	5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.            Other Operating Income:

At the each period end, the Bank and its subsidiaries present the following under other operating income:

	March	March
	2014	2013
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	856	1,777
Other income	—	2
Subtotal	856	1,779

Release of provisions for contingencies
Country risk provisions	—	—
Provisions for credits abroad	—	—
Other provisions for contingencies	—	55
Subtotal	—	55

Other income
Rental income	1,924	1,579
Recovery from external branches	667	506
Expense recovery	581	709
Income from differences sale leased assets	120	6
Fiduciary and trustee commissions	61	44
Foreign trade income	49	7
Gain on sale of property and equipment	37	160
Income from sale of leased assets	3	1,620
Indemnities received	—	898
Others	1,425	529
Subtotal	4,867	6,058

Total	5,723	7,892

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.            Other Operating Expenses:

At the each period end, the Bank and its subsidiaries incurred the following other operating expenses:

	March	March
	2014	2013
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	333	388
Expenses to maintain assets received in lieu of payment	58	79
Provisions for assets received in lieu of payment	3	—
Subtotal	394	467

Provisions for contingencies
Country risk provisions	239	412
Other provisions for contingencies	268	104
Subtotal	507	516

Other expenses
Provisions and charge-offs of other assets	4,463	2,501
Write-offs for operating risks	1,148	1,077
Credit life insurance	31	90
Civil lawsuits	15	89
Others	1,207	33
Subtotal	6,864	3,790

Total	7,765	4,773

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.            Related Party Transactions:

The related parties of the Bank and its subsidiaries include entities of the Bank’s corporate group; corporations which are the Bank’s parent company, associated companies, subsidiaries, associates; directors, managers, administrators, main executives or receivers of the company on their own behalf or in representation of persons other than the Bank, and their respective spouses or family members up to the second degree of consanguinity or affinity, as well as any entity directly or indirectly controlled through any of them, the partnerships or companies in which the aforementioned persons are owners, directly or through other individuals or corporations, of 10% or more of their capital or directors, managers, administrators or main executives; any person that on their own or with others with whom they have a joint action agreement can designate at least one member of the company’s management or controls 10% or more of the capital or of the voting capital, if dealing with a public corporation; those that establish the company’s bylaws, or with a sound basis identify the directors’ committee; and those who have held the position of director, manager, administrator, main executive or receiver within the last eighteen months.

Article 147 of the Companies Act, states that a public corporation can only enter into transactions with related parties when the objective is to contribute to the company’s interests, when terms of price, terms and conditions are commensurate to those prevailing in the market at the time of their approval and comply with the requirements and procedures stated in the same standard.

Moreover, Article 84 of the Chilean Banking Act. establishes limits for loans granted to related parties and prohibits the granting of loans to the Bank’s directors, and general representatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(a)        Loans to related parties:

	Production Companies(*)		Investment Companies(**)		Individuals(***)		Total
	March	December	March	December	March	December	March	December
	2014	2013	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	292,901	287,500	35,103	70,004	1,170	1,199	329,174	358,703
Residential mortgage loans	—	—	—	—	17,915	16,911	17,915	16,911
Consumer loans	—	—	—	—	3,568	3,790	3,568	3,790
Gross loans	292,901	287,500	35,103	70,004	22,653	21,900	350,657	379,404
Provision for loan losses	(850)	(929)	(80)	(152)	(48)	(52)	(978)	(1,133)
Net loans	292,051	286,571	35,023	69,852	22,605	21,848	349,679	378,271

Off balance sheet accounts:
Guarantees	1,741	1,109	—	—	—	—	1,741	1,109
Letters of credits	506	3,390	—	—	—	—	506	3,390
Banks guarantees	24,112	23,172	1,415	1,599	—	—	25,527	24,771
Immediately available credit lines	79,701	58,023	6,025	9,519	10,447	10,165	96,173	77,707
Total off balance sheet account	106,060	85,694	7,440	11,118	10,447	10,165	123,947	106,977
Provision for contingencies loans	(38)	(34)	(1)	(1)	—	—	(39)	(35)
Off balance sheet account, net	106,022	85,660	7,439	11,117	10,447	10,165	123,908	106,942

Amount covered by Collateral
Mortgage	27,122	27,122	55	55	14,219	14,476	41,396	41,653
Warrant	—	—	—	—	—	—	—	—
Pledge	13	13	—	—	7	7	20	20
Others(****)	2,849	2,849	17,300	17,300	10	10	20,159	20,159
Total colateral	29,984	29,984	17,355	17,355	14,236	14,493	61,575	61,832

Acquired Instruments
For trading purposes	—	1,078	—	—	—	—	—	1,078
For investing purposes	—	—	—	—	—	—	—	—
Total acquired instruments	—	1,078	—	—	—	—	—	1,078

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions, continued:

(a)                       Loans with related parties, continued:

(*)                      Production companies are legal entities which comply with the following conditions:

i)                        They engage in productive activities and generate a separable flow of income

ii)                     Less than 50% of their assets are trading securities or investments

(**)               Investment companies include those legal entities that do not comply with the conditions for production companies and are profit-oriented.

(***)        Individuals include key members of the management, who directly or indirectly posses the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(****)                                These guarantees correspond mainly to shares and other financial guarantees.

(b)         Other assets and liabilities with related parties:

	March	December
	2014	2013
	MCh$	MCh$
Assets
Cash and due from banks	11,764	12,692
Derivative instruments	74,699	76,532
Other assets	2,302	2,847
Total	88,765	92,071

Liabilities
Demand deposits	126,656	123,223
Savings accounts and time deposits	621,843	233,172
Derivative instruments	89,438	85,694
Borrowings from financial institutions	145,952	192,682
Other liabilities	15,323	23,836
Total	999,212	658,607

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                               Related Party Transactions, continued:

(c)              Income and expenses from related party transactions (*):

	March		March
	2014		2013
Type of income or expense recognized	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$

Interest and revenue expenses	6,132	4,446	4,363	4,078
Fees and commission income	13,216	5,956	13,357	5,548
Financial operating	30,035	40,250	27,101	17,798
Released or established of provision for credit risk	—	171	—	19
Operating expenses	—	26,002	—	23,787
Other income and expenses	144	3	131	14
Total	49,527	76,828	44,952	51,244

(*)    This detail does not correspond a Statement of Comprehensive Income for related party transactions, so assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and does not correspond to exact transactions.

(d)                       Related party contracts:

As part of a secondary offering by 6,700,000,000 ordinary shares of Banco de Chile held in the local and international market, dated January 28, 2014 Banco de Chile, as issuer, LQ Investments SA, as seller of the securities, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Banco BTG Pactual SA - Cayman Branch, as underwriters, proceeded to sign a contract called Underwriting Agreement, pursuant to which LQ Investments SA sold to the underwriters a portion of such shares. Additionally, on that date Banco de Chile and LQ Investments SA agreed the terms and conditions under which Banco de Chile participated in the process.

There are no contracts entered during the period 2014 and 2013 which does not represent a customary transaction within the Bank’s line of business with general customers and which accounts for amounts greater than UF 1,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                               Related Party Transactions, continued:

(e)              Payments to key management personnel:

	March	March
	2014	2013
	MCh$	MCh$

Remunerations	902	883
Short-term benefits	3,722	3,093
Contract termination indemnity	—	18
Paid based on shares	—	—
Total	4,624	3,994

Composition of key personnel:

	N° of executives
	March	March
	2014	2013
Position
CEO	1	1
CEOs of subsidiaries	7	8
Division Managers	11	12
Total	19	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.          Related Party Transactions, continued:

(f)            Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
Name of Directors	March 2014		March 2013		March 2014	March 2013	March 2014	March 2013	March 2014	March 2013	March 2014	March 2013
	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	94	(*)	89	(*)	11	10	80	79	—	—	185	178
Andrónico Luksic Craig	38		37		3	1	—	—	—	—	41	38
Jorge Awad Mehech	13		12		5	6	35	26	—	—	53	44
Jorge Ergas Heymann	13		13		4	3	11	8	—	—	28	24
Jaime Estévez Valencia	13		12		5	5	27	23	—	—	45	40
Jean-Paul Luksic Fontbona	13		—		2	—	—	—	—	—	15	—
Gonzalo Menéndez Duque	13		12		5	4	32	25	—	—	50	41
Francisco Pérez Mackenna	13		12		6	6	12	16	—	—	31	34
Thomas Fürst Freiwirth	13		13		3	5	7	7	—	—	23	25
Rodrigo Manubens Moltedo	13		12		4	4	11	11	—	—	28	27
Jacob Ergas Ergas	—		—		—	—	1	1	—	—	1	1
Guillermo Luksic Craig	—		12		—	—	—	—	—	—	—	12
Other directors of subsidiaries	—		—		—	—	33	38	—	—	33	38
Total	236		224		48	44	249	234	—	—	533	502

(1)              Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of MCh$4 (MCh$3 as of March 31, 2013).

(*)              Includes a provision of MCh$54 (MCh$52 as of March 31, 2013) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$69 (MCh$67 as of March 31, 2013).

Travel and other related expenses amount to MCh$5 (MCh$30 as of March 31, 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.            Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for the Fair Value measurement and control to accomplish the Fair Value process according to local regulations, market standards and best practices in the industry. This framework is contained into the Banco de Chile’s Fair Value Policy.

One of the most important definition in this framework is the Product Control Unit, hereinafter PCU, function. This area is independent from both the principal management and the business unit, and reports to the CFO of Banco de Chile. This area is responsible for the independent verification of Profit and Losses, and Fair Value measurement and control for all Treasury transactions; Trading, Funding and gapping and Investments deals.

To accomplish the measurements and controls, Banco de Chile and its subsidiaries, take into account at least the following aspects:

(i)                         Industry standards of fair value measurements

In the fair value calculation process, Banco de Chile uses standard methodologies; closing prices, discounted cash flows and option models, Black-Scholes models, in case of options. The input parameters are rates, prices and volatility levels for each term and market factor that can change the fair value of any instrument in the portfolio.

(ii)                      Quoted prices in active markets

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information as Bloomberg and Bolsa de Comercio de Santiago terminals. This quote represents the price at which the instrument is frequently buy and sell in financial markets.

(iii)                   Valuation techniques

If there is not market quotes in active markets for the financial instrument, valuation techniques will be used to determine the fair value.

Due to the fact that fair value models requires a set of market parameters as inputs, it is part of the fair value process to maximize the utilization based in observable quoted prices or derived from similar instruments in active markets. Nevertheless there are some cases for which neither quoted prices nor derived prices are available; in these cases external data from specialized providers, brokers such as ICAP, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.          Fair Value of Financial Assets and Liabilities, continued:

(iv)                  Fair value adjustments

Part of the fair value process consist in adjustment, Market Value Adjustments or MVA for short, to take into account two different market facts; bid/offer spreads and market factors liquidity. These adjustments are calculated and analyzed by the PCU and Risk Market areas.

The bid/offer spread adjustment reflects the expected impact on fair value due to close long or short positions in a specific market factor and term, valuated at midpoint. For example, long positions in an asset will be impacted in order to reflect the fact that in selling that position will be quoted at bid instead at midpoint. For the bid/offer spread adjustment, market quotes or indicative prices for each position, instrument, currency and term are used. Bid, mid and offer market quotes are considered.

The liquidity adjustment considers the relative size to the market of each position in the portfolio. This adjustment is intended to reflect the relative size of Banco de Chile and the deepness of the markets. For this adjustment, the size of each position, recent transaction in active markets and recently observed liquidity are taking into account.

(v)                     Fair value control

To ensure that the market input parameters that Banco de Chile is using for fair value calculations represent the state of the market and the best estimate of fair value, the PCU unit runs on a daily basis an independent verification of prices and rates. This process aims to set a preventive control on the official market parameters provided by the respective business area. A comparative control based on Mark-to-Market differences, using one set of inputs prepared by the business area and one set prepared by the PCU, is conducted before fair value calculations. The output of this process is a set of differences in fair value by currency, product and portfolio. These differences are compared with specific ranges by grouping level; currency, product and portfolio.

In the event when significant differences were detected, these differences are scaled according to the amount of materiality for each grouping level, from a single report to the trader until a report to the Board. These ranges of materiality control are approved by the Assets and Liabilities Committee (ALCO).

Complementary and in parallel, the PCU generates daily reports of P&L and risk market exposure. These two kind of reports allows adequate control and consistency of the parameters used in the valuation, looking backwards revision.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.          Fair Value of Financial Assets and Liabilities, continued:

(vi)                  Judgmental analysis and information to Senior Management.

In particular no cases where there is no market quotations for the instrument, similar transaction prices or indicative parameters, a reasoned analysis and specific controls should be made to estimate the fair value of the operation or transaction. Within the Banco de Chile’s framework for fair value, described in the Fair Value Policy approved by the Board of Banco de Chile, the approval level required for operate this kind of instruments, there is no market information or cannot be inferred from prices or rates, is established.

(a)  Fair value hierarchy

Banco de Chile and his subsidiaries, taken into account the preceding statements, classify all the financial instruments among the following levels:

Level 1:                    Observable, quoted price in active markets for the same instrument or specific type of transaction to be evaluated.

In this level are considered the following instruments: currency futures, Chilean central bank and treasury securities, mutual funds investments and equity.

For the Chilean central bank and treasury securities, all instruments that belong to one of the following benchmark groups will be considered as Level 1: Pesos-02, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-05, UF-07, UF-10, UF-20, UF-30. A benchmark group is composed by a number of instruments that have similar duration and share the same quoted price within the group. This condition allows for a greater depth of the market, assuring daily observable quotes.

For each and every one of these instruments exist daily observable market valuation parameters; internal rates of return and closing prices, respectively, therefore no assumptions are needed to calculate the fair value. For currency futures as well as mutual funds and equity, closing prices times the number of instruments is used for fair value calculations. For Chilean central bank and treasury securities the internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency; CLP or CLF.

The preceding described methodology corresponds to the one utilized for the Bolsa de Comercio de Santiago (Santiago’s main Exchange) and is recognized as the standard in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

Level 2:                    No market quotes are available for the specific financial instrument. For instruments in this level the valuation is done based on inference from observable market parameters; quoted prices for similar instruments in active markets.

This level is composed mostly by derivatives, currency and rate derivatives, bank’s debt securities, mortgage claims, money market instruments and less liquid Chilean Central Bank and treasury securities.

For derivatives the fair value process depend upon his value is impacted by volatility as a relevant market factor; if is the case, Black-Scholes-Merton type of formula it is used. For the rest of the derivatives, swaps and forwards, net present value through discounted cash flows is used. For securities classified as level 2, the obtained internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that do have observable quoted price in active markets. These models incorporate various market variables, including foreign exchange rates and interest rate curves. In some cases external data from specialized providers, brokers such as ICAP and Riskamerica, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

The techniques described above are used by the Santiago Stock Exchange in Chile, Bloomberg or the Over-the-Counter, and correspond to the standard methodology used in the local and international markets.

Level 3:                    The input parameters used in the valuation are not observable through market quotes in active markets neither can be inferred directly from other transaction information in active markets. This category also includes instruments that are valued based on quoted prices for similar instruments where adjustments or assumptions are needed to reflect the differences between them.

Instruments classified as level 3 correspond to Corporate Debt issued mainly Chilean and foreign companies, issued both in Chile and abroad. These instruments are classified, for accounting purposes, as Available for Sale. For this securities classified as level 3, the indicative internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency. In this case only external data from specialized providers, brokers such as ICAP, Riskamerica and Interactive Data, it is used to for validate the parameters that will be used as inputs.

For this level corresponds to the described technique used by both the Bolsa de Comercio de Santiago de Chile as Bloomberg, and correspond to the standard methodology used in the local and international market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(b)                        Level hierarchy classification and figures

The following table shows the figures by hierarchy, for instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013	March 2014	December 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading from the Chilean Government and Central Bank	104,615	31,326	32,147	33,611	—	—	136,762	64,937
Other instruments issued in Chile	907	1,034	304,635	255,597	4,460	5,353	310,002	261,984
Instruments issued abroad	—	—	—	—	—	—	—	—
Mutual fund investments	42,452	66,213	—	—	—	—	42,452	66,213
Subtotal	147,974	98,573	336,782	289,208	4,460	5,353	489,216	393,134
Derivative contracts for trading purposes
Forwards	—	—	88,235	41,673	—	—	88,235	41,673
Swaps	—	—	380,212	291,429	—	—	380,212	291,429
Call Options	—	—	3,369	2,301	—	—	3,369	2,301
Put Options	—	—	729	600	—	—	729	600
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	472,545	336,003	—	—	472,545	336,003
Hedge accounting derivative contracts
Fair value hedge (Swap)	—	—	559	714	—	—	559	714
Cash flow hedge (Swap)			43,815	37,971	—	—	43,815	37,971
Subtotal	—	—	44,374	38,685	—	—	44,374	38,685
Financial assets available-for-sale (1) from the Chilean Government and Central Bank	—	163,875	187,501	422,533	—	—	187,501	586,408
Other instruments issued in Chile	—	—	678,451	714,747	214,510	296,327	892,961	1,011,074
Instruments issued abroad	43,141	42,236	—	—	32,767	33,986	75,908	76,222
Subtotal	43,141	206,111	865,952	1,137,280	247,277	330,313	1,156,370	1,673,704
Total	191,115	304,684	1,719,653	1,801,176	251,737	335,666	2,162,505	2,441,526

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	105,789	65,396	—	—	105,789	65,396
Swaps	—	—	429,315	343,467	—	—	429,315	343,467
Call Options	—	—	4,633	3,559	—	—	4,633	3,559
Put Options	—	—	1,715	705	—	—	1,715	705
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	541,452	413,127	—	—	541,452	413,127
Hedge derivative contracts	—	—
Fair value hedge (Swap)			24,503	25,324	—	—	24,503	25,324
Cash flow hedge (Swap)	—	—	4,931	6,681	—	—	4,931	6,681
Subtotal	—	—	29,434	32,005	—	—	29,434	32,005
Total	—	—	570,886	445,132	—	—	570,886	445,132

(1)                     As of March 31, 2014 89% of instruments of level 3 have denomination “Investment Grade”, meaning are assets with a classification BBB- or higher.  Also, 87% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(c)                    Level 3 reconciliation

The following table shows the reconciliation between stock at the beginning and the end of balance periods for instruments classified in Level 3:

	As of March 31, 2014
	Balance as of January 1, 2014	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Transfer between Lever 1 and 2	Balance as of March 31, 2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	5,353	(695)	—	(198)	—	4,460
Subtotal	5,353	(695)	—	(198)	—	4,460

Available-for-Sale Instruments
Other instruments issued in Chile	296,327	(3,388)	1,786	(80,215)	—	214,510
Instruments issued abroad	33,986	287	48	(1,554)	—	32,767
Subtotal	330,313	(3,101)	1,834	(81,769)	—	247,277

Total	335,666	(3,796)	1,834	(81,967)	—	251,737

	As of December 31, 2013
	Balance as of January 1, 2013	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Transfer between Lever 1 and 2	Balance as of December 31, 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	—	(1,526)	—	6,879	—	5,353
Subtotal	—	(1,526)	—	6,879	—	5,353
Available-for- Sale Instruments
Other instruments issued in Chile	278,073	(5,441)	4,903	18,792	—	296,327
Instruments issued abroad	57,966	(4,320)	412	(20,072)	—	33,986
Subtotal	336,039	(9,761)	5,315	(1,280)	—	330,313

Total	336,039	(11,287)	5,315	5,599	—	335,666

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(d)                     Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model.

The following table shows the sensitivity, by instrument, for instruments classified as level 3 to changes in key assumptions:

	As of March 31, 2014		As of December 31, 2013
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Financial assets available-for-Sale	4,460	(273)	5,353	(320)
	4,460	(273)	5,353	(320)
Available-for- Sale Instruments
Other instruments issued in Chile	214,510	(2,815)	296,327	(3,971)
Instruments issued abroad	32,767	(189)	33,986	(227)
Total	247,277	(3,004)	330,313	(4,198)

With the purpose to determine the sensitivity of the financial investments to changes in significant factors market, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observables in screens.  In the case of financial assets presented above table, which corresponds to bank bonds and corporate bonds, considering that these instruments do not have current prices or observables, was used as inputs prices, prices based on broker quotes or runs.  Prices are generally calculated as a base rate plus a spread. For local bonds, this was determined by applying only a 10% impact on the price, while for offshore bonds this was determined by applying only a 10% impact on the spread because the base rate is hedged with instruments on interest rate swaps so-called hedge accounting.  The impact of 10% is considered a reasonable move considering the market performance of these instruments and comparing it against the adjustment bid/offer that is provided for by these instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(e)                    Other assets and liabilities

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior.  The estimated fair value is as follows:

	Book Value		Fair Value
	March	December	March	December
	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	794,834	873,308	794,834	873,308
Transactions in the course of collection	404,457	374,471	404,457	374,471
Cash collateral on securities borrowed and reverse repurchase agreements	37,863	82,422	37,863	82,422
Subtotal	1,237,154	1,330,201	1,237,154	1,330,201
Loans and advances to banks
Domestic banks	13,983	99,976	13,983	99,976
Central Bank of Chile	1,250,838	600,581	1,250,838	600,581
Foreign banks	292,379	361,499	292,379	361,499
Subtotal	1,557,200	1,062,056	1,557,200	1,062,056
Loans to customers, net
Commercial loans	12,597,005	12,788,810	12,591,665	12,695,722
Residential mortgage loans	4,910,620	4,713,805	5,027,914	4,760,593
Consumer loans	2,948,398	2,886,418	2,979,471	2,914,188
Subtotal	20,456,023	20,389,033	20,599,050	20,370,503
Total	23,250,377	22,781,290	23,393,404	22,762,760

Liabilities
Current accounts and other demand deposits	6,596,559	5,984,332	6,596,559	5,984,332
Transactions in the course of payment	212,751	126,343	212,751	126,343
Cash collateral on securities lent and repurchase agreements	370,735	256,766	370,735	256,766
Savings accounts and time deposits	9,973,468	10,402,725	9,995,470	10,422,095
Borrowings from financial institutions	593,258	989,465	588,642	984,999
Other financial obligations	198,014	210,926	198,014	210,926
Subtotal	17,944,785	17,970,557	17,962,171	17,985,461
Debt Issued
Letters of credit for residential purposes	63,738	67,514	66,885	70,351
Letters of credit for general purposes	17,331	18,977	18,187	19,775
Bonds	3,906,530	3,533,462	3,825,669	3,446,571
Subordinate bonds	759,084	747,007	754,411	739,184
Subtotal	4,746,683	4,366,960	4,665,152	4,275,881
Total	22,691,468	22,337,517	22,627,323	22,261,342

The fair value of assets not presented at fair value in the Statement of Financial Position is derived from balance sheet stocks and cash flows that Banco de Chile expects to receive, discounted using the relevant market interest rate for each type of transaction. These lasts cash flows are obtained from regulatory reports, in particular the C40 report.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(e)                    Other assets and liabilities, continued

The C40 report contains cash flows, in future value, for assets and liabilities, by maturity and currency. For long term assets and liabilities, contractual cash flows are used to calculate the fair value. The cash flows are discounted by type of asset and currency to obtain their present value. The discount rates used to calculate the present value for each type of asset and liability correspond to the marginal rates of each product, considering specific rates by currency and term to capture both the risk inherent to the term as well as the expected level of each currency.

For financial assets and liabilities that have a short term maturity (less than three months) it is assumed that the carrying amounts approximate their fair value. This assumption is also applied to demand deposits and savings accounts without specific maturity.

For loans, contractual cash flows and loan loss provisions are used to calculate the fair value. The cash flows are discounted by type of asset and currency to obtain their present value. Consecutively, the loan loss provision, by type of asset, is subtracted from the present value to take into account the fact that the Bank has already model the estimate probability that his customers do not fulfill their obligations.

In the case of held to maturity investment, the fair value is based on market prices. The fair value of liabilities that do not have quoted market prices, it is based on discounted cash flows, using interest rates to similar terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                                         Fair Value of Financial Assets and Liabilities, continued:

(f)                                             Offsetting of financial assets and liabilities

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York — USA or London — United Kingdom.  Legal framework in these jurisdictions, along with documentation mentioned, it allows to Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. The Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), including other credit mitigating, such as margins about a certain threshold, early termination (optional or mandatory), coupon adjustment transaction over a certain threshold amount, etc.

Below are detail contracts susceptible to offset:

	Fair Value	Negative Fair Value of contracts with right to offset	Positive Fair Value of contracts with right to offset	Financial Collateral	Net Fair Value
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivative financial assets as of March 31, 2014	516,919	(50,218)	(118,499)	(32,111)	316,091

Derivative financial assets as of December 31, 2013	374,688	(42,315)	(116,095)	(31,651)	184,627

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.            Maturity of Assets and Liabilities:

The table below shows details of loans and other financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of March 31, 2014 and December 31, 2013, respectively.  Trading and available-for-sale instruments are included at their fair value:

	As of March 31, 2014
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	794,834	—	—	—	—	—	794,834
Transactions in the course of collection	404,457	—	—	—	—	—	404,457
Financial Assets held-for-trading	489,216	—	—	—	—	—	489,216
Cash collateral on securities borrowed and reverse repurchase agreements	25,118	12,297	448	—	—	—	37,863
Derivative instruments	38,434	27,860	94,973	124,950	108,023	122,679	516,919
Loans and advances to banks(*)	1,333,695	149,994	74,215	—	—	—	1,557,904
Loans to customers(*)	3,183,642	2,075,155	3,791,153	4,429,366	2,214,929	5,270,963	20,965,208
Financial assets available-for-sale	118,114	90,287	446,828	101,085	83,618	316,438	1,156,370
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	6,387,510	2,355,593	4,407,617	4,655,401	2,406,570	5,710,080	25,922,771

	As of December 31, 2013
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	873,308	—	—	—	—	—	873,308
Transactions in the course of collection	374,471	—	—	—	—	—	374,471
Financial Assets held-for-trading	393,134	—	—	—	—	—	393,134
Cash collateral on securities borrowed and reverse repurchase agreements	58,429	12,250	11,743	—	—	—	82,422
Derivative instruments	15,374	21,074	53,595	94,914	86,438	103,293	374,688
Loans and advances to banks(*)	791,112	116,968	155,268	—	—	—	1,063,348
Loans to customers(*)	2,962,896	1,988,697	4,014,131	4,543,507	2,252,631	5,107,649	20,869,511
Financial assets available-for-sale	116,319	63,919	184,940	442,170	466,247	400,109	1,673,704
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	5,585,043	2,202,908	4,419,677	5,080,591	2,805,316	5,611,051	25,704,586

(*)         The respective provisions, which amount to MCh$509,185 (MCh$480,478 as of December 31, 2013) for loans to customers and MCh$704 (MCh$1,292 as of December 31, 2013) for borrowings from financial institutions, have not been deducted from these balance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.          Maturity of Assets and Liabilities, continued:

	As of March 31, 2014
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	6,596,559	—	—	—	—	—	6,596,559
Transactions in the course of payment	212,751	—	—	—	—	—	212,751
Cash collateral on securities lent and repurchase agreements	363,944	6,270	521	—	—	—	370,735
Savings accounts and time deposits(**)	5,113,756	1,996,615	2,565,425	115,885	49	31	9,791,761
Derivative instruments	54,694	38,457	101,840	134,350	94,913	146,632	570,886
Borrowings from financial institutions	15,816	169,899	225,873	181,670	—	—	593,258
Debt issued:
Mortgage bonds	4,284	4,901	12,718	25,870	15,305	17,991	81,069
Bonds	40,309	144,313	82,179	795,262	831,377	2,013,090	3,906,530
Subordinate bonds	9,711	13,148	16,586	49,209	48,724	621,706	759,084
Other financial obligations	149,763	940	4,719	8,345	13,010	21,237	198,014
Total liabilities	12,561,587	2,374,543	3,009,861	1,310,591	1,003,378	2,820,687	23,080,647

	As of December 31, 2013
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	5,984,332	—	—	—	—	—	5,984,332
Transactions in the course of payment	126,343	—	—	—	—	—	126,343
Cash collateral on securities lent and repurchase agreements	249,549	7,217	—	—	—	—	256,766
Savings accounts and time deposits(**)	4,875,437	2,193,563	2,948,201	207,347	135	31	10,224,714
Derivative instruments	26,750	37,008	95,582	96,757	67,742	121,293	445,132
Borrowings from financial institutions	99,553	359,752	262,574	267,586	—	—	989,465
Debt issued:
Mortgage bonds	4,554	4,966	13,534	27,826	16,095	19,516	86,491
Bonds	287,732	117,008	47,271	471,230	797,585	1,812,636	3,533,462
Subordinate bonds	1,560	2,476	34,865	162,382	47,890	497,834	747,007
Other financial obligations	161,053	901	4,948	8,736	13,503	21,785	210,926
Total liabilities	11,816,863	2,722,891	3,406,975	1,241,864	942,950	2,473,095	22,604,638

(***)      Excluding term saving accounts, which amount to MCh$181,707 (MCh$178,011 as of December 31, 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                     Subsequent Events:

On April 1, 2014 it was informed as an Essential Information that, as of this date, the Central Bank of Chile has communicated to Banco de Chile that the Board of such institution (Consejo), in Extraordinary Session No 1813E, considering the resolutions adopted by the shareholders’ meetings of Banco de Chile of March 27, 2014, regarding distribution of dividends and the increase of capital through the issuance of fully paid-in shares corresponding to the 30% of the net income obtained during the fiscal year ending on December 31st, 2013, resolved to take the option that the entirety of its corresponding surplus, including the part of the profits proportional to the agreed capitalization, be paid to the Central Bank of Chile in cash currency, according to the letter b) of the article 31 of the law No 19.396, regarding a modification of the way of payment of the subordinated obligation and other applicable legislation.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Interim Condensed Consolidated Financial Statements of the Bank and its subsidiaries between March 31, 2014 and the date of issuance of these Interim Condensed Consolidated Financial Statements.

Héctor Hernández G. General Accounting Manager	Arturo Tagle Q. Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2014

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q. CEO